FILED PURSUANT TO RULE 424(b)(3)
REGISTRATION NUMBER 333-91692
PROSPECTUS

DDi Corp.

$100,000,000
6.25% Convertible Subordinated Notes due 2007

9,057,971 Shares
Common Stock Issuable Upon
Conversion of the Notes

This prospectus relates to the offer and sale from time to time by the selling security holders named herein, including their respective transferors, donees, pledgees or successors, of up to $100,000,000 principal amount of our 6.25% Convertible Subordinated Notes due 2007 and the shares of our common stock issuable upon conversion of the notes.

The prices at which the selling security holders may sell the notes and the shares will be determined by prevailing market prices or through privately-negotiated transactions. We will not receive any proceeds from the sale of any of the notes or the shares. We have agreed to bear the expenses of registering the notes and shares covered by this prospectus under federal and state securities laws.

The notes and shares are being registered to permit the selling security holders to sell the notes and the shares from time to time in the public market. The selling security holders may sell the notes and shares through ordinary brokerage transactions or through any other means described in the section titled “Plan of Distribution.” We do not know when or in what amount the selling security holders may offer notes and shares for sale. The selling security holders may sell any, all or none of the notes and shares offered by this prospectus.

The holders of the notes may convert the notes into shares of our common stock at any time at a conversion price of $11.04 per share, subject to certain adjustments. This is equivalent to a conversion ratio of approximately 90.58 shares per $1,000 principal amount of notes. Interest on the notes is payable on April 1 and October 1 of each year, commencing on October 1, 2002. On or after April 4, 2005, we may redeem the notes, in whole or in part, at the redemption prices set forth in this prospectus.

In the event of a change of control of DDi Corp., as defined in this prospectus, we may be required to repurchase the notes from holders at 100% of the principal amount of the notes plus accrued and unpaid interest.

The notes are our unsecured obligations and are subordinated to all of our existing and future senior indebtedness. In addition, the notes will be effectively subordinated to the existing and any future indebtedness and other liabilities, including trade payables, of our subsidiaries.

Our common stock is quoted on the Nasdaq National Market under the symbol “DDIC.” The last reported sale price of our common stock on the Nasdaq National Market on July 10, 2002 was $0.61 per share.

Investing in our notes and common stock involves risks. Prospective purchasers of our notes and shares of common stock should carefully read the section entitled “Risk Factors” beginning on page 7 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities regulators have approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is July 12, 2002

We have not authorized any person to make a statement that differs from what is in this prospectus. If any person does make a statement that differs from what is in this prospectus, you should not rely on it. This prospectus is not an offer to sell, nor is it seeking an offer to buy, these securities in any state in which the offer or sale is not permitted. The information in this prospectus is complete and accurate as of its date, but the information may change after that date.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission (the “SEC”). You may read and copy any document we file at the public reference facilities of the SEC located at 450 Fifth Street, N.W., Washington D.C. 20549. You may obtain information on the operation of the SEC’s public reference facilities by calling the SEC at 1-800-SEC-0330. You can also access copies of such material electronically on the SEC’s home page on the Internet at http://www.sec.gov.

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INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

This prospectus is part of a registration statement (Registration No. 333-91692) we filed with the SEC. The SEC permits us to “incorporate by reference” the information that we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file with the SEC after the date of this prospectus will automatically update and supercede this information. We incorporate by reference the documents listed below filed by us with the SEC. We also incorporate by reference any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, after the date of this prospectus until the termination of this offering.

•	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2001, filed with the SEC on March 25, 2002;

•	Our Definitive Proxy Statement, filed with the SEC on April 15, 2002, relating to our annual meeting of stockholders held on May 14, 2002;

•	Our amendment to our Annual Report on Form 10-K/A for the fiscal year ended December 31, 2001, filed with the SEC on April 22, 2002;

•	Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2002, filed with the SEC on May 15, 2002;

•	Our Current Reports on Form 8-K, filed with the SEC on January 3, 2002, March 26, 2002, March 27, 2002, April 3, 2002 and July 1, 2002; and

•
The description of the our common stock, $0.01 par value, set forth in the Form 8-A (File No. 000-30241) Registration Statement filed with the SEC on April 6, 2000, including any amendment or report filed for the purpose of updating such description.

If you request, either in writing or orally, a copy of any or all of the documents incorporated by reference, we will send to you the copies requested at no charge. However, we will not send exhibits to such documents unless such exhibits are specifically incorporated by reference in such documents. You should direct requests for such copies to: Attention: Secretary, DDi Corp., 1220 Simon Circle, Anaheim, California 92806, phone: (714) 688-7200.

CAUTIONARY STATEMENTS RELEVANT TO FORWARD LOOKING INFORMATION

A number of the matters and subject areas discussed in this prospectus are forward-looking in nature. The discussion of such matters and subject areas is qualified by the inherent risks and uncertainties surrounding future expectations generally, and also may differ materially from our actual future experience involving any one or more of such matters and subject areas. We wish to caution readers that all statements other than statements of historical facts included in this prospectus regarding our financial position and business strategy may constitute forward-looking statements. All of these forward-looking statements are based on estimates and assumptions made by our management, which although believed to be reasonable, are inherently uncertain. Therefore, undue reliance should not be placed on such estimates and statements. No assurance can be given that any of such estimates or statements will be realized and it is likely that actual results will differ materially from those contemplated by such forward-looking statements. Factors that may cause such differences include: (1) changes in general economic conditions in the markets in which we may compete and fluctuations in demand in the electronics industry; (2) success of our restructuring efforts; (3) ability to sustain historical margins; (4) increased competition; (5) increased costs; (6) loss or retirement of key members of management; (7) increases in our cost of borrowings or unavailability of additional debt or equity capital on terms considered reasonable by management; (8) adverse state, federal or foreign legislation or regulation or adverse determinations by regulators; and (9) inability to consummate acquisitions on attractive terms. We have attempted to identify, in context, certain of the factors that we currently believe may cause actual future experience and results to differ from our current expectations regarding the relevant matter or subject area. In addition to the items specifically discussed above, our business and results of operations are subject to the rules and uncertainties described under the heading “Risk Factors” contained herein. The operations and results of our business also may be subject to the effect of other risks and uncertainties. Such risks and uncertainties include, but are not limited to, items described from time to time in our reports filed with the SEC. Before you invest in our securities, you should be aware that the occurrence of the events described under the heading “Risk Factors” and elsewhere in this prospectus and in the documents that we incorporate by reference in this prospectus could have an adverse effect on our business, results of operations and financial position.

You should read this prospectus completely and with the understanding that our actual future results may be materially different from what we expect. We may not update these forward-looking statements after the date of this prospectus, even though our situation will change in the future. All forward-looking statements attributable to us are expressly qualified by these cautionary statements.

PROSPECTUS SUMMARY

The following summary contains basic information about this offering. It may not contain all the information that may be important to you. You should read the entire prospectus, as well as the information to which we refer you and the information incorporated by reference, before making an investment decision. When used in this prospectus, the terms “DDi,” “DDi Corp.,” “we,” “our” and “us” refer to DDi Corp. and its consolidated subsidiaries, unless otherwise specified. For the purposes of the sections entitled “Summary—The Offering,” “Risk Factors—The notes are subordinated” and “Description of Notes,” whenever we refer to “DDi,” “DDi Corp.” or “us,” or use the terms “we” or “our,” we are referring to DDi Corp. on an unconsolidated basis and not to any of our subsidiaries. As used in this prospectus, “Dynamic Details” refers to Dynamic Details Incorporated, a California corporation and an indirect wholly-owned subsidiary of DDi Corp., “DDi Capital” refers to DDi Capital Corp., a California corporation and an indirect wholly-owned subsidiary of DDi Corp., and “DDi Europe” refers to DDi Europe Limited, a United Kingdom corporation and a direct, wholly-owned subsidiary of DDi Corp.

DDi Corp.

We provide electronics design, development and manufacturing services to original equipment manufacturers and to other providers of electronics manufacturing services. We specialize in providing technologically advanced services to our customers on a short turnaround basis. We target customers that are characterized by new product development programs demanding the rapid application of advanced technology and design. We offer a suite of value-added, integrated services in support of our customers’ new product development, including:

•	on-campus and in-the-field design of complex printed circuit boards, the basic platforms used to interconnect electronic components in virtually all electronic products;

•	time-critical development and fabrication of complex printed circuit boards predominantly for use in the pre-launch phase of new product development;

•	assembly of printed circuit boards, which involves mounting electronic components on the boards; and

•	assembly and integration of our customers’ complete systems and products.

Our customers use our services to develop and produce a wide variety of end products, including communications switching and transmission equipment, wireless base stations, work stations, high-end computing equipment and data networking equipment. The technologically advanced, time-critical segment of the electronics manufacturing services industry in which we operate is characterized by high margins and significant customer diversity.

Our design, development and manufacturing expertise and our leading-edge process technology allow us to provide our customers with a broad array of time-critical services and make us integral to their product development and manufacturing strategies. Our services are referred to as “quick-turn” because we provide limited numbers of custom-designed printed circuit boards to our customers in as little as 24 hours. As a result, we enable our customers to shorten product development cycles and reduce their time to market for new products. We distinguish ourselves from other electronics manufacturing services companies by focusing on direct relationships with research and development personnel at original equipment manufacturers. This focus makes us a strategic partner in our customers’ new product initiatives and gives us access to emerging providers of next-generation technology. We believe our core strengths in the design, test and launch phases of new electronic product development give us a competitive advantage in providing services to selected industries characterized by rapid product introductions.

Original equipment manufacturers are increasingly outsourcing component design and development and product manufacturing services to electronics manufacturing service providers, such as ourselves, in order to focus on their core strengths, such as product development, sales, marketing and customer service. The electronics manufacturing services industry has grown significantly over the past decade, fueled by increases in the rate of outsourcing combined with steady, underlying growth in the electronics equipment industry. We believe we are well-positioned to capitalize on the growth in the electronics manufacturing services industry, both internally and by strategic acquisitions.

We currently have over 2,000 customers. Our largest original equipment manufacturer customers in terms of net sales are Alcatel, Ericsson, Motorola, IBM, Intel and Marconi Communications. Our customers also include other electronics manufacturing service providers such as Celestica, Jabil and Solectron, our largest electronics manufacturing service provider customers in terms of net sales. These providers benefit from our strengths in the technologically advanced, time-critical segment of the electronics manufacturing services industry. On average, over 70% of our customers placed orders in any given quarter during 2001. In the twelve months ended December 31, 2001, our ten largest customers, in the aggregate, accounted for approximately 34% of our net sales, and our largest customer accounted for approximately 7% of net sales. The communications and networking equipment industries represented approximately 55% of our net sales during the same period.

Our goal is to be the leading provider of technologically advanced, time-critical electronics manufacturing services. To achieve this goal, we will:

•
strengthen our technology and process management leadership in the time-critical segment of the electronics manufacturing services industry and continue to improve quality and delivery times by incorporating emerging technologies and consistently refining our manufacturing processes;

•	leverage our leadership in quick-turn design and manufacturing services to further integrate assembly operations and other value-added services;

•	pursue customers with significant new product development activity;

•	capitalize on our strong customer relationships and design expertise to participate in future product introductions and further outsourcing programs;

•	pursue selected acquisition opportunities, including asset divestitures by original equipment manufacturers; and

•	further expand our international operations to better serve the needs of customers seeking to outsource their worldwide design and manufacturing activities.

We are a Delaware corporation incorporated in 2000 that operates through our subsidiaries, Dynamic Details and DDi Europe. Our predecessor corporation was organized in 1978. Our principal executive office is located at 1220 Simon Circle, Anaheim, California 92806 and our telephone number is (714) 688-7200. We maintain a website on the Internet at www.ddiglobal.com. Our website, and the information contained therein, is not a part of this prospectus.

The Offering

Securities Offered	$100,000,000 aggregate principal amount of 6.25% convertible subordinated notes due April 1, 2007, plus 9,057,971 shares of our common stock issuable upon conversion of the notes.

Interest	The notes bear interest at an annual rate of 6.25%. Interest is payable on April 1 and October 1 of each year to the holders of record on March 15 and September 15, beginning October 1, 2002.

Maturity Date	April 1, 2007.

Conversion Rights
The notes are convertible at any time prior to maturity into shares of our common stock at a conversion price of $11.04 per share, subject to adjustments in specified events. This is equivalent to a conversion rate of approximately 90.58 shares per $1,000 principal amount of the notes. See “Description of Notes—Conversion of the Notes.”

Subordination
The notes are general unsecured obligations of DDi Corp. The notes are subordinated in right of payment to all existing and future senior indebtedness of DDi Corp. and are structurally subordinated to the indebtedness and other liabilities of our subsidiaries. As of May 31, 2002, we had approximately $179.3 million of indebtedness and other liabilities (including the indebtedness and liabilities of our subsidiaries) as to which the notes are effectively subordinated. As of May 31, 2002, we had approximately $100 million of outstanding principal indebtedness as to which the notes rank pari passu in right of payment. We are not prohibited from incurring senior indebtedness or other debt under the indenture. See “Description of Notes—Subordination of the Notes.”

Optional Redemption	We may redeem the notes on or after April 4, 2005 at the redemption prices set forth in this prospectus. See “Description of Notes—Optional Redemption by the Company.”

Repurchase at Holder’s Option
Upon a change in control, holders may require us to purchase their notes at 100% of the principal amount of the notes plus accrued and unpaid interest to, but excluding, the purchase date. We may not have sufficient funds to pay the purchase price for all duly tendered notes upon a change in control. See “Description of Notes—Purchase of Notes at Holder’s Option Upon a Change of Control.”

Registration Rights
Pursuant to a registration rights agreement, we have filed a shelf registration statement, of which this prospectus is a part, with the SEC with respect to the notes and the common stock issuable upon conversion of the notes. See “Description of Notes—Registration Rights.”

Use of Proceeds	We will not receive any of the proceeds of the resales of the notes by the selling security holders or the common stock into which the notes may be converted.

Trading
The notes are eligible for trading by qualified institutional buyers in the PORTAL Market. The notes will not be listed on any national securities exchange or on the Nasdaq Stock Market. Our common stock is quoted on the Nasdaq National Market under the symbol “DDIC.”

Risk Factors
Investment in the notes and our common stock involves risk. You should carefully consider the information under “Risk Factors” and all other information included in this prospectus and our SEC reports before investing in the notes and the common stock into which the notes are convertible offered through this prospectus.

Selected Consolidated Financial Data

The following selected consolidated financial data as of and for the dates and periods indicated have been derived from our consolidated financial statements for the years ended December 31, 1997, 1998, 1999, 2000 and 2001 and for the three months ended March 31, 2002. You should read the data set forth below in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes thereto appearing in our reports filed with the SEC and incorporated herein by reference.

	Year Ended December 31,					Three Months Ended March 31, 2002
	1997	1998	1999	2000	2001
	(in millions, except share and per share data)
Consolidated Statement of Operations Data:
Net sales	$78.8	$174.9	$292.5	$497.7	$361.6	$62.5
Cost of goods sold	38.7	119.6	202.4	306.2	263.6	56.2
Restructuring-related inventory impairment(a)	—	—	1.9	—	3.7	—

Gross profit	40.1	55.3	88.2	191.5	94.3	6.3
Operating expenses:
Sales and marketing	7.3	12.8	23.6	39.7	27.6	6.2
General and administration	2.1	8.4	15.3	36.2	21.0	4.3
Amortization of intangibles	—	10.9	22.3	22.8	22.6	—
Restructuring and related charges(a)	—	—	5.1	—	76.1	—
Stock compensation and related bonuses(b)	31.3	—	—	—	—	—
Compensation to the former CEO	2.1	—	—	—	—	—
Write-off of acquired in-process research and development(c)	—	39.0	—	—	—	—

Operating income (loss)	(2.7)	(15.8)	21.9	92.8	(53.0)	(4.2)
Interest rate swap valuation	—	—	—	—	10.0	—
Interest expense, net	25.2	37.4	46.7	41.2	22.1	5.4

Income (loss) before taxes and extraordinary loss	(27.9)	(53.2)	(24.8)	51.6	(85.1)	(9.6)
Income tax benefit (expense)	10.9	3.5	7.4	(25.0)	12.0	3.7

Income (loss) before extraordinary loss	(17.0)	(49.7)	(17.4)	26.6	(73.1)	(5.9)
Extraordinary loss	(1.6)	(2.4)	—	(6.4)	(12.0)	—

Net income (loss)	$(18.6)	$(52.1)	$(17.4)	$20.2	$(85.1)	$(5.9)

Net income (loss) allocable to common stock	$(19.7)	$(58.4)	$(31.5)	$15.8	$(85.1)	$(5.9)
Net income (loss) per share of common stock (basic)	$(3.71)	$(7.68)	$(3.21)	$0.50	$(1.79)	$(0.12)
Net income (loss) per share of common stock (diluted)	$(3.71)	$(7.68)	$(3.21)	$0.47	$(1.79)	$(0.12)
Weighted average shares outstanding (basic)	5,299,600	7,607,024	9,831,042	31,781,536	47,381,516	47,972,523
Weighted average shares outstanding (diluted)	5,299,600	7,607,024	9,831,042	33,520,447	47,381,516	47,972,523

Other Financial Data:
Depreciation	$2.6	$9.2	$14.4	$18.7	$21.2	$5.4
Capital expenditures	6.6	18.0	18.2	27.2	35.2	3.9

Supplemental Data:
Adjusted EBITDA(d)	$33.3	$44.1	$66.7	$134.8	$70.6	$1.1
Net cash provided by operating activities	9.1	16.7	24.8	64.8	55.8	0.7
Net cash provided by (used in) investing activities	(44.9)	(194.8)	(18.6)	(62.0)	(102.8)	0.5
Net cash provided by (used in) financing activities	41.1	174.9	(7.7)	61.2	3.7	(11.7)
Ratio of earnings to fixed charges(e)	—	—	—	2.2x	—	—

	As of December 31,					As of March 31, 2002
	1997	1998	1999	2000	2001
	(in millions, except share data)
Consolidated Balance Sheet Data:
Cash, cash equivalents and marketable securities	$5.4	$2.1	$0.6	$66.9	$45.5	$30.6
Working capital	23.6	15.3	19.1	108.0	54.7	46.6
Total assets	108.9	365.0	354.3	581.4	470.8	446.3
Total debt, including current maturities	273.5	473.4	480.7	334.7	282.2	271.0
Stockholders’ equity (deficit)	(191.2)	(169.8)	(187.1)	136.4	122.5	114.0

(a)
The 1999 restructuring and related charges represent the charge recorded in December 1999 in connection with the consolidation of our Colorado operations into our Texas facility and the closure of our Colorado facility. The charge consists of $1.9 million related to the impairment of inventory, $2.6 million for severance and other exit costs and $2.5 million related to the impairment of net property, plant and equipment. The 2001 restructuring and related charges represent the charge recorded in the fourth quarter of 2001 in connection with the approved plan to downsize and consolidate facilities and to effect changes in senior management. The charge consists of $3.7 million related to the impairment of inventory, $9.2 million for severance and other exit costs, $15.5 million related to the impairment of net property, plant and equipment, and $51.4 million related to the impairment of intangible assets.

(b)	Represents the charge for stock compensation and related bonuses recorded for vested stock options exchanged in conjunction with a recapitalization.
(c)
Represents the allocation of a portion of the purchase price in the DCI merger to in-process research and development. At the date of the merger, technological feasibility of the in-process research and development projects had not been reached and the technology had no alternative future uses. Accordingly, we expensed the portion of the purchase price allocated to in-process research and development.

(d)
EBITDA means earnings before net interest expense, income taxes, depreciation and amortization. Adjusted EBITDA is presented because we believe it is an indicator of our ability to incur and service debt and is used by our lenders in determining compliance with financial covenants. However, adjusted EBITDA should not be considered as an alternative to cash flow from operating activities, as a measure of liquidity or as an alternative to net income as a measure of operating results in accordance with generally accepted accounting principles. Our definition of adjusted EBITDA may differ from definitions of adjusted EBITDA used by other companies. The following table sets forth a reconciliation of EBITDA to adjusted EBITDA for each period included herein:

	Year Ended December 31,					Three Months Ended March 31, 2002
	1997	1998	1999	2000	2001
	(in millions)
EBITDA	$(0.1)	$43.3	$58.6	$134.3	$(9.2)	$1.1
Former CEO compensation(1)	2.1	—	—	—	—	—
Management fee(2)	—	—	1.1	—	—	—
Executive severance(3)	—	0.8	—	—	—	—
Stock compensation and bonuses(4)	31.3	—	—	—	—	—
Restructuring and related charges(5)	—	—	7.0	0.5	79.8	—

Adjusted EBITDA	$33.3	$44.1	$66.7	$134.8	$70.6	$1.1

(1)	Reflects elimination of compensation to the former CEO whose employment agreement was terminated in October 1997.
(2)	Reflects elimination of the management fee incurred under our Bain Capital management agreement, which was terminated in connection with our initial public offering.
(3)	Reflects one-time severance payments to two of our executives who were terminated as a result of redundancies created by the DCI merger.
(4)	Reflects elimination of the charge for stock compensation and related bonuses recorded for vested stock options exchanged in conjunction with the recapitalization.
(5)
Reflects elimination of the restructuring and related charges: (a) for the 1999 consolidation and closure of the Colorado facility, (b) an additional $0.5 million recorded in 2000 which was recorded to cost of goods sold and (c) for the 2001 closure of two facilities and changes in senior management.

(e)
For purposes of calculating the ratio of earnings to fixed charges, earnings represent income before income taxes plus fixed charges. Fixed charges consist of interest expense (net) and the portion of the operating rental expense which management believes is representative of the interest component of rental expense. Historical earnings were insufficient to cover fixed charges by $27.9 million, $53.2 million, $24.8 million, $85.1 million and $9.6 million during the years ended 1997, 1998, 1999 and 2001, and the three months ended March 31, 2002, respectively. On a pro forma basis, assuming the Dynamic Details senior subordinated notes and the DDi Capital senior discount notes were outstanding on January 1, 1997 and after eliminating the non-recurring stock compensation and related bonuses, the ratio of earnings to fixed charges would have been 2.4x in 1997. On a pro forma basis, assuming the merger with DCI was consummated on January 1, 1998 and after eliminating the non-recurring $39 million write off of acquired in-process research and development related to the merger with DCI, the deficiency would have been reduced to $17.5 million in 1998. On a pro forma basis, after eliminating the non-recurring $1.9 million in restructuring-related inventory impairment and $5.1 million in restructuring and related charges related to the closure of the Colorado facility, the deficiency would have been reduced to $17.8 million in 1999. On a pro forma basis, after eliminating the non-recurring $3.7 million in restructuring-related inventory impairment and $76.1 million in restructuring and related charges related to the 2001 closure of two facilities and changes in senior management, the deficiency would have been reduced to $5.3 million in 2001.

Impact of Adoption of SFAS 142

On January 1, 2002, we adopted Statement of Financial Accounting Standards No. 142 “Goodwill and Other Intangible Assets” (“SFAS 142”). SFAS 142 establishes that goodwill and certain other intangible assets will not be amortized and the amortization period of these intangibles will no longer be limited to forty years. In addition, SFAS 142 requires that goodwill and intangible assets that are not amortized be tested for impairment at least annually. In accordance with SFAS 142, as of the date of adoption, we prospectively ceased amortization of goodwill. The following table shows, on a pro forma basis, what the net income (loss) and earnings per share would have been for the years ended December 31, 2001, 2000 and 1999 if the new accounting standard had been applied beginning January 1, 1999 (in thousands, expect per share data):

	For the year ended December 31, 1999	For the year ended December 31, 2000	For the year ended December 31, 2001
Income (loss) before extraordinary loss, as reported	$(17,433)	$26,571	$(73,101)
Add back: goodwill and intangibles amortization, net of tax effect	16,372	17,758	18,441

Pro forma income (loss) before extraordinary loss	$(1,061)	$44,329	$(54,660)

Net income (loss), as reported	$(17,433)	$20,204	$(85,050)
Add back: goodwill and intangibles amortization, net of tax effect	16,372	17,758	18,441

Pro forma net income (loss)	$(1,061)	$37,962	$(66,609)

Basic earnings per share, as reported	$(3.21)	$0.70	$(1.54)
Add back: goodwill and intangibles amortization, net of tax effect	1.67	0.56	0.39

Pro forma basic earnings per share	$(1.54)	$1.26	$(1.15)

Diluted earnings per share, as reported	$(3.21)	$0.66	$(1.54)
Add back: goodwill and intangibles amortization, net of tax effect	1.67	0.53	0.39

Proforma diluted earnings per share	$(1.54)	$1.19	$(1.15)

We expect to record a goodwill impairment charge during the second quarter of 2002 under SFAS 142 as a result of the recent decline in the market price of our common stock. We currently estimate that this charge will range between $60 million and $80 million, pending completion of the impairment analysis. See “Risk Factors— We expect the recent decline in our stock price to result in a charge for impairment of goodwill, which will affect our earnings adversely.”

RISK FACTORS

This offering involves a high degree of risk. You should carefully consider the risks described below and the other information in this prospectus and incorporated herein by reference before deciding to purchase any notes or shares of our common stock.

Risks Relating to Our Business

Our substantial indebtedness could adversely affect our financial health and the restrictions imposed by the terms of our debt instruments may severely limit our ability to plan for or respond to changes in our business.

We have a substantial amount of indebtedness. As of May 31, 2002, our total debt was approximately $318.5 million. As of July 1, 2002, we had $23.8 million available under the Dynamic Details senior credit facility. As of May 31, 2002, we had $14.6 million available under the DDi Europe revolving credit facility for future borrowings for general corporate purposes and working capital needs. Access to the full amount available under the Dynamic Details senior credit facility is subject to conditions set forth in the agreement. In addition, subject to the restrictions in the DDi Capital senior discount notes, the DDi Europe facilities agreement, and the Dynamic Details senior credit facility, we may incur additional indebtedness from time to time to finance acquisitions or capital expenditures or for other purposes.

As a result of our level of debt and the terms of our debt instruments:

•	our vulnerability to adverse general economic conditions is heightened;

•	we will be required to dedicate a substantial portion of our cash flow from operations to repayment of debt, limiting the availability of cash for other purposes;

•
we are and will continue to be limited by financial and other restrictive covenants in our ability to borrow additional funds, consummate asset sales, enter into transactions with affiliates or conduct mergers and acquisitions;

•	our flexibility in planning for, or reacting to, changes in our business and industry will be limited;

•	we are sensitive to fluctuations in interest rates because some of our debt obligations are subject to variable interest rates; and

•	our ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, general corporate purposes or other purposes may be impaired.

Our ability to pay principal and interest on our indebtedness and to satisfy our other debt obligations will depend upon our future operating performance, which will be affected by prevailing economic conditions and financial, business and other factors, some of which are beyond our control, as well as the availability of revolving credit borrowings under the Dynamic Details senior credit facility and the DDi Europe facilities agreement, or successor facilities. We anticipate that our existing cash and marketable securities, operating cash flow and amounts available under our revolving credit facilities will be sufficient to meet our operating expenses and to service our debt requirements as they become due. If we are unable to service our indebtedness, we will be forced to take actions such as reducing or delaying capital expenditures, selling assets, restructuring or refinancing our indebtedness, or seeking additional equity capital. There is no assurance that we can effect any of these remedies on satisfactory terms, or at all.

The continuing downturn in the communications industry or a downturn in the other end markets we serve would likely negatively impact our performance, compliance with the restrictive covenants contained in our senior credit facilities, and our financial condition.

The end markets into which we sell printed circuit boards and electronics manufacturing services (including communications and networking equipment; computers and peripherals; medical, automotive, industrial and test equipment; and aerospace equipment) have their own business cycles. Some of these cycles show predictability from year to year. However, other cycles are unpredictable in commencement, depth and duration. The communications industry entered into a significant downturn in late 2000, which continues as of this date. This has had a negative impact on our revenues and operating performance for the year ended December 31, 2001 and has continued to have a negative impact on our revenues and operating performance during the first two quarters of 2002. The failure of such industry to recover, a worsening of the downturn, or any other event leading to additional excess capacity will negatively impact our revenues, gross margins and operating margins and could lead to a further downgrade of the ratings on our debt.

The terms of our indebtedness require our subsidiaries to maintain specified financial ratios and satisfy certain financial condition tests.

Dynamic Details and DDi Europe are required to maintain specified financial ratios and satisfy certain financial condition tests contained in their respective credit facilities. If Dynamic Details and DDi Europe are not able to meet the financial ratios and satisfy the financial condition tests contained in their respective credit facilities, we may be required to commence discussions with our lenders regarding forbearance agreements, additional amendments or waivers under, or a potential restructuring of, our indebtedness. There can be no assurance that any such agreement could be obtained.

Any increase in our debt service requirements or any reduction in amounts available for borrowing under the Dynamic Details senior credit facility or our other indebtedness could significantly affect our ability to meet debt service requirements, to fund capital expenditures, acquisitions, and working capital. There can be no assurance that the Dynamic Details senior credit facility or our other indebtedness would be renegotiated on terms acceptable to us.

If we are not able to comply with the current financial covenant levels, we will not be able to borrow under the Dynamic Details senior credit facility, and the lenders under this facility will have the right to declare the outstanding borrowings under the facility to be immediately due and payable and exercise all or any of their other rights and remedies, including foreclosing on the collateral pledged to secure the facility, which consists of substantially all of the assets of Dynamic Details and its subsidiaries. Pursuant to the subordination provisions of the notes, in such circumstances, payments on the notes would not be permitted until amounts outstanding under the Dynamic Details senior credit facility and possibly some of our other indebtedness were paid in full.

The terms of our indebtedness impose restrictions on our ability to incur indebtedness, to pay dividends and to consummate certain transactions.

The terms of our indebtedness restrict, among other things, our ability to incur additional indebtedness, pay dividends or make certain other restricted payments, consummate certain asset sales, enter into certain transactions with affiliates, merge or consolidate with any other person or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of our assets. DDi Europe and Dynamic Details are also required to maintain specified financial ratios and satisfy certain financial condition tests. Our subsidiaries’ ability to meet those financial ratios and tests can be affected by events beyond our subsidiaries’ control, and there can be no assurance that they will meet those tests. Depending on the specific circumstances, a breach of any of these covenants may result in a default under some or all of our agreements. Upon the occurrence of an event of default, lenders under such indebtedness could elect to declare all amounts outstanding together with accrued interest, to be immediately due and payable. If we were unable to repay such amounts, the lenders could proceed against the collateral granted to them that secures that indebtedness. Substantially all the assets of Dynamic Details and its subsidiaries are pledged as security under the Dynamic Details senior credit facility. Substantially all the assets of DDi Europe are pledged as security under the DDi Europe facilities agreement.

If we are unable to respond to rapidly changing technology and process development, we may not be able to compete effectively.

The market for our products and services is characterized by rapidly changing technology and continuing process development. The future success of our business will depend in large part upon our ability to maintain and enhance our technological capabilities, to develop and market products and services that meet changing customer needs and to successfully anticipate or respond to technological changes on a cost-effective and timely basis. Research and development expenses are expected to increase as manufacturers make demands for products and services requiring more advanced technology on a quicker turnaround basis. We are more leveraged than some of our principal competitors and, therefore, may not be able to respond to technological changes as quickly as these competitors.

In addition, the electronics manufacturing services industry could in the future encounter competition from new or revised technologies that render existing technology less competitive or obsolete or that reduce the demand for our services. We cannot assure you that we will effectively respond to the technological requirements of the changing market. To the extent we determine that new technologies and equipment are required to remain competitive, the development, acquisition and implementation of such technologies and equipment may require us to make significant capital investments. We cannot assure you that we will be able to obtain capital for these purposes in the future or that any investments in new technologies will result in commercially viable technological processes.

Because we depend on a core group of significant customers, our results of operations may be negatively impacted if key customers discontinue the use of our services.

Although we have a large number of customers, net sales to our largest customer accounted for approximately 7% of our net sales in 2001. We expect that sales to this customer will decline materially in the future because of circumstances in the communications industry. Net sales to our ten largest customers accounted for approximately 34% of our net sales during the same period. We may depend upon a core group of customers for a material percentage of our net sales in the future. Substantially all of our sales are made on the basis of purchase orders rather than long-term agreements. We cannot assure you that significant customers will order services from us in the future or that they will not reduce or delay the amount of services ordered. Any reduction or delay in orders could negatively impact our revenues. In addition, we generate significant accounts receivable in connection with providing services to our customers. If one or more of our significant customers were to become insolvent or otherwise were unable to pay us for the services provided, our results of operations would be adversely affected.

Because we sell on a purchase-order basis, we may experience variability in our operating results, which could negatively impact the price of our common stock.

Our operating results fluctuate because we sell on a purchase-order basis rather than pursuant to long-term contracts, and we expect these fluctuations to continue in the future. We are therefore sensitive to variability in demand by our customers. Because we time our expenditures in anticipation of future sales, our operating results may be less than we estimate if the timing and volume of customer orders do not match our expectations. Furthermore, we may not be able to capture all potential revenue in a given period if our customers’ demand for quick-turnaround services exceeds our capacity during that period. Because of these factors, you should not rely on quarter-to-quarter comparisons of our results of operations as an indication of our future performance. Because a significant portion of our operating expenses are fixed, even a small revenue shortfall can have a disproportionate effect on our operating results. It is possible that, in future periods, our results may be below the expectations of public market analysts and investors. This could cause the market price of our common stock to decline.

Intense competition in the electronics manufacturing services industry may adversely affect our results.

The printed circuit board industry is highly fragmented and characterized by intense competition. We principally compete with independent and captive manufacturers of complex quick-turn and longer-lead time printed circuit boards. Our principal competitors include other independent small private companies and integrated subsidiaries of more broadly based volume producers that also manufacture multilayer printed circuit boards and other electronic assemblies. Some of our principal competitors are less leveraged than us and may have greater financial and operating flexibility.

Competition in the complex quick-turn and longer-lead time printed circuit board industry has increased due to the consolidation trend in the industry, which results in potentially better capitalized and more effective competitors. Our basic technology is generally not subject to significant proprietary protection, and companies with significant resources or international operations may enter the market. Increased competition could result in price reductions, reduced margins or loss of market share, any of which could materially adversely affect our business, financial condition and results of operations.

If we fail to execute our acquisition strategy effectively, our revenue growth may be adversely affected and our common stock price may decline.

As part of our business strategy, we expect that we will continue to grow by pursuing acquisitions of other companies, assets or product lines that complement or expand our existing business. Competition for attractive companies in our industry is substantial. We cannot assure you that we will be able to identify suitable acquisition candidates or to finance and complete transactions that we select. In addition, existing credit facilities restrict our ability to acquire the assets or business of other companies. The attention of our management may be diverted, and operations may be otherwise disrupted. If we fail to effectively execute this acquisition strategy, the growth of our revenues may suffer and the price of our common stock may decline.

Closure or restructuring of our manufacturing facilities may cause difficulty in achieving expected margins on related orders.

During the fourth quarter of 2001, we closed two of our manufacturing facilities which required us to transfer associated orders to other facilities. This transfer had a negative impact on our expected margins for these orders in the first quarter of 2002 and has negatively impacted our financial performance. In addition, we have recently decided to close two more manufacturing facilities, which we expect to complete during the third quarter of 2002. These closures could have a similar negative impact on our margins and our financial performance. We can provide no assurance that the contemplated closures or any additional restructuring we may pursue in the future will not have a negative impact on our margins or financial performance.

Our international expansion may be more costly or difficult than we expect.

We have expanded into new foreign markets and intend to continue our international expansion. We completed our acquisition of MCM Electronics, a United Kingdom company and Thomas Walter Limited, based in Marlow, England, on April 14, 2000 and March 5, 2001, respectively. We also acquired Olympic Circuits Canada, based in Canada, in May 2001. In addition, in April 2001, we established Dynamic Details Japan as a sales office in Tokyo, Japan. Entry into foreign markets may require considerable management time as well as, in the case of new operations, start-up expenses for market development, hiring and establishing office facilities before any significant revenues are generated. As a result, operations in new foreign markets may achieve low margins or may be unprofitable. We will be unable to utilize net operating losses incurred by foreign operations to reduce our U.S. income taxes. Therefore, as we continue to expand internationally, we may not generate operating results consistent with historical performance, and the market price of our common stock may decline.

Because we provide materials for our quick-turn services, inaccuracies in forecasting our supply needs could negatively impact our results of operations.

A substantial portion of our net sales are derived from quick-turn services for which we provide both the materials and the manufacturing services. As a result, we often bear the risk of fluctuations in the cost of materials, and the risk of generating scrap and excess inventory, which can affect gross profit margins. We forecast future inventory needs based upon the anticipated demands of our customers. Inaccuracies in making these forecasts or estimates could result in a shortage or an excess of materials, either of which could negatively affect production schedules and margins.

If we are unable to protect our unpatented proprietary techniques, we may be unable to compete effectively.

Our success depends in part on proprietary technology and manufacturing techniques. Currently, we do not rely on patent protection to safeguard these proprietary techniques but rely primarily on trade secret protection. Litigation may be necessary to protect our technology and determine the validity and scope of the proprietary rights of competitors. Intellectual property litigation could result in substantial costs and diversion of our management and other resources. If any infringement claim is asserted against us, we may seek to obtain a license of the other party’s intellectual property rights. We cannot assure you that a license would be available on reasonable terms or at all.

The Resource Conservation and Recovery Act, the Comprehensive Environmental Response, Compensation and Liability Act and other environmental laws create potential financial liability because we use hazardous materials and generate hazardous wastes in our manufacturing processes. If any site at which our wastes are disposed becomes contaminated, we could be held liable for damages and clean-up costs. If we fail to comply with federal, state and foreign environmental laws, we can be assessed fines and be subject to revocation of permits necessary to our manufacturing processes.

Our operations are regulated under a number of federal, state, local and foreign environmental and safety laws and regulations that govern, among other things, the discharge of hazardous materials into the air and water, as well as the handling, storage and disposal of such materials. These laws and regulations include the Clean Air Act, the Clean Water Act, the Resource Conservation and Recovery Act, and the Comprehensive Environmental Response, Compensation and Liability Act, as well as analogous state and foreign laws. Compliance with these environmental laws is a major consideration for us because we use in our manufacturing process materials classified as hazardous such as ammoniacal etching solutions, copper and nickel. In addition, because we are a generator of hazardous wastes, we may be subject to potential financial liability for costs associated with an investigation and any remediation of sites at which we have arranged for the disposal of hazardous wastes if such sites become contaminated. Even if we fully comply with applicable environmental laws and are not directly at fault for the contamination, we may still be liable. The wastes we generate include spent ammoniacal etching solutions, solder stripping solutions and hydrochloric acid solution containing palladium; waste water which contains heavy metals, acids, cleaners and conditioners; and filter cake from equipment used for on-site waste treatment. Violations of environmental laws could subject us to revocation of our effluent discharge permits. Any such revocations could require us to cease or limit production at one or more of our facilities, thereby negatively impacting revenues and potentially causing the market price of our common stock to decline.

Our business will suffer if certain senior executives discontinue employment with us or if we are unable to recruit and retain highly skilled engineering and sales staff.

We depend on the services of our senior executives, including Bruce D. McMaster, our President and Chief Executive Officer. We cannot assure that we will be able to retain him and other executive officers and key personnel or attract additional qualified management in the future. Mr. McMaster is not party to an employment agreement with us. Our business also depends on our ability to continue to recruit, train and retain skilled employees, particularly engineering and sales personnel, due to our focus on the technologically advanced and time-critical segment of the electronics manufacturing services industry. In addition, our ability to successfully integrate acquired companies depends in part on our ability to retain key management and existing employees at the time of the acquisition.

Provisions in our charter documents and state law may make it harder for others to obtain control of us even though some stockholders might consider such a change of control to be favorable.

Provisions in our charter and bylaws may have the effect of delaying or preventing a change of control or changes in our management that stockholders consider favorable or beneficial. If a change of control or change in management is delayed or prevented, the market price of our common stock could suffer. See “Description of Capital Stock.”

Our current principal stockholders will continue to have significant influence over our business after this offering, and could delay, deter or prevent a change of control or other business combination.

Investment funds affiliated with Bain Capital, Inc. beneficially own approximately 6% of our outstanding common stock. In addition, of the nine directors who serve on our board, three are current representatives of Bain Capital, Inc. and two are former representatives of Bain Capital, Inc. By virtue of such stock ownership and board representation, these entities will continue to have a significant influence over all matters submitted to our stockholders, including the election of our directors, and to exercise significant control over our business, policies and affairs. Such concentration of voting power could have the effect of delaying, deterring or preventing a change of control or other business combination that might otherwise be beneficial to our stockholders.

Risks Related to this Offering

We may be unable to use funds from our operating subsidiaries to pay interest, principal or other amounts due on the notes.

We are a holding company and a significant portion of our operations are conducted by our subsidiaries. Our cash flow and our ability to service indebtedness, including our ability to pay the interest on and principal of the notes, is dependent to a large extent upon cash dividends and distributions or other transfers from our subsidiaries. In addition, any payment of dividends, distributions, loans or advances by our subsidiaries to us could be subject to restrictions imposed by the current and future debt instruments of our subsidiaries and applicable laws. Such payments to us by our subsidiaries are contingent upon our subsidiaries’ earnings. Our subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any amounts due pursuant to the notes or to make any funds available therefor, whether by dividends, loans, distributions or other payments, and do not guarantee the payment of interest on, or principal of, the notes. Any right that we have to receive any assets of any of our subsidiaries upon the liquidation or reorganization of any such subsidiary, and the consequent right of holders of notes to realize proceeds from the sale of their assets, will be effectively subordinated to the claims of subsidiary creditors, including trade creditors and holders of debt issued by the subsidiary.

The Dynamic Details senior credit facility and the DDi Europe facilities agreement restrict the ability of Dynamic Details and DDi Europe to pay dividends, distributions or make loans or advances to us. If we do not have funds available from other sources, we could attempt to refinance all or a portion of our indebtedness or seek the consent of our lenders to make the payments due under the notes, but there can be no assurance that we can obtain such consent. If we do not have funds available from other sources and are not able to obtain a consent of our lenders, we could not make the payments under the notes. Our failure to make any payments due under the notes would constitute an event of default under the indenture, which may constitute a default under the terms of our other indebtedness. In such circumstances, the subordination provisions of the indenture would restrict payments to you.

We may need additional capital in the future and such additional financing may not be available.

We expect that our principal sources of funds during 2002 and 2003 will be cash generated from the original private placement of the notes, operating activities and borrowings under the credit facilities of our operating subsidiaries, Dynamic Details and DDi Europe. We can give no assurance, however, that these funds will be sufficient if changes in economic conditions or our industry occur that are beyond our control. We may require additional equity or debt financing to finance future operations and acquisitions. The Dynamic Details senior credit facility and the DDi Europe facilities agreement contain restrictions on our ability to borrow additional funds. See “Description of Indebtedness.” There can be no assurance that additional financing will be available when required or, if available, will be on terms satisfactory to us. In addition, we may be required to use proceeds from additional debt and equity financings to repay a portion of our indebtedness.

The notes are subordinated.

The notes are unsecured and subordinated in right of payment to all of DDi Corp.’s existing and future senior indebtedness. In the event of our bankruptcy, liquidation or reorganization or upon acceleration of the notes due to an event of default under the indenture and in certain other events, DDi Corp.’s assets will be available to pay obligations on the notes and any pari passu indebtedness, including the DDi Corp. 5.25% convertible subordinated notes due March 1, 2008, only after all senior indebtedness has been paid. As a result, there may not be sufficient assets remaining to pay amounts due on any or all of the outstanding notes. The notes also are effectively subordinated to the liabilities, including trade payables, of our subsidiaries. We are a holding company and do not have substantial assets other than the stock of our subsidiaries. Our subsidiaries’ ability to pay dividends to us is restricted by their various debt instruments. There can be no assurance that we will receive adequate funds from our subsidiaries to pay interest due on the notes or to repay the notes when redeemed or upon maturity. If we or our subsidiaries were to incur additional debt or liabilities, our ability to pay our obligations on the notes could be adversely affected. As of May 31, 2002, we and our subsidiaries had approximately $179.3 million of outstanding indebtedness and other liabilities, as to which the notes are effectively subordinated. In addition, as of May 31, 2002, we had $100 million of outstanding principal amount of indebtedness as to which the notes rank pari passu in right of payment. We may from time to time incur additional debt, including senior indebtedness. See “Description of Notes—Subordination of Notes.”

We may be unable to redeem the notes upon a change in control.

Upon a change in control, you may require us to redeem all or a portion of your notes. If a change in control were to occur, we may not have enough funds to pay the purchase price for all tendered notes. The current agreements relating to our subsidiaries’ debt limit our subsidiaries’ ability to pay dividends or make loans to us. Any credit agreements or other agreements relating to our or our subsidiaries’ current or future indebtedness may contain provisions that prohibit the repurchase of the notes upon a change in control or may provide that a change in control constitutes an event of default under those agreements. If a change in control occurs at a time when we are prohibited from purchasing the notes, we could seek the consent of our lenders to purchase the notes or could attempt to refinance the notes. If we do not obtain a consent from the holders of our indebtedness, we could not purchase the notes. Our failure to purchase tendered notes would constitute an event of default under the indenture relating to the notes, which might constitute a default under the terms of our other debt. In such circumstances, or if a change in control would constitute an event of default under our senior indebtedness, the subordination provisions of the indenture would restrict payments to you. The term “change in control” is limited to certain specified transactions and may not include other events that might harm our financial condition. Our obligation to offer to purchase the notes upon a change in control would not necessarily afford you protection in the event of a highly leveraged transaction, reorganization, merger or similar transaction involving us. See “Description of Notes—Purchase of Notes at Holder’s Option Upon a Change in Control.”

Use of the proceeds of the note offering may require us to raise additional capital in order to repay the notes.

To the extent that we utilize the proceeds from the original private placement of the notes in a manner that results in us not having sufficient liquidity and capital resources to repay the principal amounts of the notes when due, we may not have sufficient capital resources to repay the notes. As a result, we may be forced to raise additional funds through public or private debt or equity financings, which may not be available on favorable terms, if at all. If such financings were not available on favorable terms, our results of operations and financial condition could be materially adversely affected.

Changes in respect of our debt ratings may materially and adversely affect the availability, the cost, and the terms and conditions of our debt and asset-based financings.

Certain of our outstanding debt instruments are publicly rated by independent rating agencies, which ratings are now below investment grade. These public debt ratings affect our ability to raise debt, our access to the commercial paper market (which is currently closed to us), and our ability to engage in asset-based financing. These public debt ratings also may negatively affect the cost to us and terms and conditions of debt and asset-based financings. Additionally, any negative developments regarding our cash flow, public debt ratings and/or our incurring significant levels of debt, or our failure to meet certain covenants under our credit agreements, could cause us to lose access to, and/or cause a default under certain of our credit facilities and adversely affect further the cost and terms and conditions of our debt and asset-based financings.

Recent changes in our credit ratings may have a negative impact on our financing costs and structure in future periods.

On March 26, 2002, Moody’s Investors Services downgraded the credit rating of the Dynamic Details senior credit facility to B1, the DDi Capital senior discount notes and DDi Corp. 5.25% convertible subordinated notes to Caa1, the senior implied rating to B1 and the senior unsecured issuer rating to Caa1. Moody’s also assigned a Caa1 rating to DDi Corp.’s 6.25% convertible subordinated notes due 2007. On May 2, 2002, Standard & Poor’s lowered its corporate credit and senior secured bank loan ratings on DDi Corp. to B from B+ and lowered DDi Corp.’s 5.25% convertible subordinated note rating to CCC+ from B-. Standard & Poor’s also lowered the ratings on DDi Capital Corp., to B from single B+, and lowered its senior discount note ratings to CCC+ from B-. The recent, and any future, lowering of the ratings on our debt may result in reduced access to the capital markets and higher interest costs on future financings.

Changes in our credit rating or the credit markets could adversely affect the price of the notes.

The selling price for the notes will be based on a number of factors, including:

•	our rating with major credit rating agencies;

•	the prevailing interest rates being paid by other companies similar to us; and

•	the overall condition of the financial markets.

The condition of the credit markets and prevailing interest rates have fluctuated in the past and are likely to fluctuate in the future. Fluctuations in these factors could have an adverse effect on the price of the notes. In addition, credit rating agencies continually revise their ratings for the companies that they follow, including us. The credit rating agencies also evaluate the electronic components industry as a whole and may change their credit ratings for us based on their overall view of our industry. We cannot be sure that credit rating agencies will maintain their ratings on the notes. A negative change in our credit ratings could have an adverse effect on the price of the notes.

We expect the recent decline in our stock price to result in a charge for impairment of goodwill which will affect our earnings adversely.

On January 1, 2002, we adopted Statement of Financial Accounting Standards No. 142 “Goodwill and Other Intangible Assets” (“SFAS 142”). SFAS 142 requires that goodwill and certain other intangible assets be tested for impairment at least annually or whenever evidence of potential impairment exists. Under SFAS 142, we are required to recognize an impairment charge for the write-down of our goodwill if the fair values of our net assets are less than their current recorded book values. As a result of the recent significant decline in the market price of our common stock, we were required to test our goodwill and certain other intangible assets for impairment. As a result of this impairment analysis, we expect to record a goodwill impairment charge during the second quarter of 2002. We currently estimate that this charge will range between $60 million and $80 million, pending completion of the impairment analysis.

There are no assurances as to the liquidity of the notes.

We cannot assure you that you will be able to sell your notes at any particular time or that the prices that you receive when you sell will be favorable. Although we have designated the notes for trading through the Portal Market, we cannot assure you that an active trading market for the notes will develop (on the Portal Market or otherwise) or, if any such market develops, how liquid it will be. In addition, only “qualified institutional buyers,” as defined under the rules of the SEC, are eligible to trade the notes on the Portal Market. If a trading market does not develop or is not maintained, holders of the notes may experience difficulty in reselling, or an inability to sell, the notes. Future trading prices of the notes will depend on many factors, including:

•	our operating performance and financial condition;

•	the interest of securities dealers in making a market for the notes;

•	the market price of our common stock; and

•	the market for similar securities.

Historically, the market for convertible debt has been subject to disruptions that have caused volatility in prices. It is possible that the market for our notes will be subject to disruptions. Any disruptions may have a negative effect on the holders of the notes, regardless of our prospects or financial performance.

The trading price of our securities could be subject to significant fluctuations.

The trading price of our common stock has been volatile, and the trading price for the notes and our common stock may be volatile in the future. Factors such as announcements of fluctuations in our or our competitors’ operating results, changes in our prospects and market conditions for technology stocks in general could have a significant impact on the future trading prices of our common stock and the notes. In particular, the market of the common stock of many technology companies, including ours, has experienced extreme price and trading volume fluctuations, which have at times been unrelated to the operating performance of such companies whose stocks were affected. Some of the factors that may cause volatility in the price of our securities include:

•	the possibility that economic or other conditions might lead to a reduction in demand for our products and services;

•	the possibility that significant customers may experience economic difficulty;

•	competitive market forces;

•	uncertainties related to the effect of competitive products and pricing;

•	customer acceptance of our products and services; and

•	the continued availability of credit on satisfactory terms and conditions.

The price of our securities also may be affected by the estimates and projections of the investment community, general economic and market conditions, and the cost of our operations.

Factors such as the estimates and projections of the investment community, general economic and market conditions, and the cost of our operations may affect the price of our securities. While we cannot predict the individual effect that these factors may have on the price of our securities, these factors, either individually or in the aggregate, could result in significant variations in price during any given period of time. We cannot assure you that these factors will not have an adverse effect on the trading prices of our common stock and the notes.

USE OF PROCEEDS

The notes and the shares of common stock offered hereby are being registered for the account of the selling security holders. All net proceeds from the sale of the notes and the common stock will go to the security holders who offer and sell their securities. Accordingly, we will not receive any proceeds from the sale of the notes or the shares of common stock issuable upon conversion of the notes by the selling security holders.

SELLING SECURITY HOLDERS

The selling security holders purchased the notes in transactions exempt from the registration requirements of the Securities Act. All of the notes were “restricted securities” under the Securities Act prior to this registration. Selling security holders, including their transferees, pledgees or donees or their successors, may from time to time offer and sell pursuant to this prospectus any or all of the notes and common stock into which the notes are convertible.

The following table sets forth information with respect to the selling security holders and the principal amounts of notes beneficially owned by each selling security holder that may be offered under this prospectus. As of May 31, 2002, $100,000,000 in aggregate principal amount of the notes was outstanding. The information is based on information provided by or on behalf of the selling security holders to us in a selling security holder questionnaire and is as of the date specified by the holders in those questionnaires. The selling security holders may offer all, some or none of the notes or common stock into which the notes are convertible. Because the selling security holders may offer all or some portion of the notes or the common stock, no estimate can be given as to the amount of the notes or the common stock that will be held by the selling security holders upon termination of any sales. Assuming that the selling security holders will sell all of the securities covered by this prospectus, no selling security holder named in the table below will beneficially own 1% or more of our common stock upon termination of any sales. In addition, the selling security holders identified below may have acquired, sold, transferred or otherwise disposed of all or a portion of their notes or the underlying common stock since the date on which they provided the information regarding their notes.

Name of Beneficial Owner	Principal Amount of Notes Beneficially Owned Prior to the Offering That May be Offered(1)	Shares of Common Stock Owned Prior to the Offering(2)(3)	Shares of Common Stock That May be Offered(1)(3)
J.P. Morgan Securities Inc.	$13,100,000	1,217,636	1,186,594
Robertson Stephens, Inc.	$12,000,000	1,086,957	1,086,957
The Northwestern Mutual Life Insurance Company	$7,350,000	1,284,761	665,761
Deephaven Domestic Convertible Trading Ltd.	$6,885,000	623,641	623,641
General Motors Investment Management Group	$6,000,000	543,478	543,478
Hourglass Masterfund Ltd.	$5,855,000	530,344	530,344
Argent Classic Convertible Arbitrage Fund (Bermuda) Ltd.	$3,400,000	307,971	307,971
Argent LowLev Convertible Arbitrage Fund Ltd.	$3,000,000	271,739	271,739
KBC Financial Products (Cayman Islands) Ltd.	$3,000,000	271,739	271,739
SB Convertible Fund	$3,000,000	271,739	271,739
Andante Fund, LP	$2,775,000	251,359	251,359
Deutsche Bank Securities Inc.	$2,550,000	230,978	230,978
Argent Classic Convertible Arbitrage Fund L.P.	$2,100,000	190,217	190,217
BTPO Growth Vs. Value	$2,000,000	181,159	181,159
Lumbermens	$2,000,000	181,159	181,159
TQA Master Fund Ltd.	$2,000,000	181,159	181,159
Canyon Capital Arbitrage Master Fund, Ltd.	$1,650,000	149,457	149,457
San Diego County Employees Retirement Fund	$1,500,000	135,870	135,870
Zazove Hedged Convertible Fund L.P.	$1,450,000	131,341	131,341
Canyon Value Realization Fund (Cayman), Ltd.	$1,230,000	111,413	111,413
ZCM Asset Holding Company	$1,145,000	103,714	103,714
BNP Paribas Equity Strategies, SNC	$1,000,000	90,580	90,580
Lyxor Master Fund Ref: Argent/Lowlev CB	$1,000,000	90,580	90,580
TQA Master Plus Fund Ltd.	$1,000,000	90,580	90,580
Zurich Institutions Benchmark Master Fund Ltd.	$1,000,000	90,580	90,580
Canyon Capital Arbitrage Master Fund, Ltd.	$900,000	81,522	81,522
Zazove Income Fund, L.P.	$800,000	72,464	72,464
JMG Convertible Investments, LP	$750,000	67,935	67,935
Canyon Value Realization Fund, L.P.	$660,000	59,783	59,783
The Northwestern Mutual Life Insurance Company (Group Annuity Separate Account)	$650,000	168,877	58,877

Name of Beneficial Owner	Principal Amount of Notes Beneficially Owned Prior to the Offering That May be Offered(1)	Shares of Common Stock Owned Prior to the Offering(2)(3)	Shares of Common Stock That May be Offered(1)(3)
Argent LowLev Convertible Fund LLC	$500,000	45,290	45,290
Bear, Stearns & Co., Inc.	$500,000	45,290	45,290
BTES—Convertible Arb	$500,000	45,290	45,290
JMG Triton Offshore Fund, Ltd.	$500,000	45,290	45,290
PIMCO Convertible Fund	$500,000	45,290	45,290
Zurich Institutional BenchMarks Master Fund. Ltd	$500,000	45,290	45,290
Zazove Convertible Arbitrage Fund	$400,000	36,232	36,232
Alpha U.S. Sub Fund VIII, LLC	$365,000	33,062	33,062
HFR CA Select Fund	$350,000	31,703	31,703
Kemper Fund	$300,000	27,174	27,174
Adagio Fund	$225,000	20,380	20,380
Canyon MAC 18, Ltd. (RMF)	$210,000	19,022	19,022
Any other holders of notes or future transferee from any holder(4)(5)	$5,050,000	457,428	457,428

(1)	The selling security holders may offer less than the amount of notes or shares indicated. No representation is made that any notes or shares will be offered for sale.
(2)	Includes shares of common stock into which the notes are convertible.
(3)	Assumes a conversion rate of 90.58 shares of common stock per $1,000 principal amount of notes and a cash payment in lieu of any fractional interest.
(4)
Information concerning other selling security holders of notes and shares of common stock issuable upon conversion of the notes will be set forth in prospectus supplements from time to time, if required.

(5)
Assumes that any other holders of notes or any future transferee from any holder does not beneficially own any common stock other than common stock into which the notes are convertible at the conversion rate of 90.58 shares of common stock per $1,000 principal amount of notes.

Except as set forth below, none of the selling security holders nor any of their affiliates, officers, directors or principal equity holders has held any position or office or has had any material relationship with us within the past three years.

J.P. Morgan Securities Inc. and Robertson Stephens, Inc. acted as the initial purchasers (underwriters) for the initial private placement of the notes. J.P. Morgan Securities Inc. and Robertson Stephens, Inc. have engaged in transactions with and performed various investment banking and other services for us in the past, and may do so from time to time in the future. An affiliate of J.P. Morgan Securities Inc. is a lender and the agent for the other lending banks under the Dynamic Details senior credit facility, and is a counterparty to one of our interest rate exchange agreements. In its role as collateral, co-syndication and administrative agent with regard to the establishment of the Dynamic Details senior credit facility, this affiliate of J.P. Morgan Securities Inc. received $2.4 million in fees when we amended the terms of the Dynamic Details senior credit facility on March 22, 2000, $625,000 in fees when we amended the terms of this facility on December 31, 2001, and $625,000 in fees when we amended the terms of this facility on June 28, 2002. Further, an affiliate of J.P. Morgan Securities Inc. acted as the initial purchaser (underwriter) for the sale of the Dynamic Details senior subordinated notes and the DDi Capital senior discount notes. Banking affiliates of Robertson Stephens, Inc. are also lenders under the Dynamic Details senior credit facility, and are a counterparty to some of our interest rate exchange agreements. Each lender under the Dynamic Details senior credit facility received a fee of 25 basis points of the lender’s commitment in connection with the March 22, 2000 amendment to that facility and in connection with the December 31, 2001 amendment to that facility.

Information concerning the selling security holders may change from time to time and any changed information will be set forth in supplements to this prospectus if and when necessary. In addition, the conversion rate, and therefore, the number of shares of common stock issuable upon conversion of the notes, is subject to adjustment under certain circumstances. Accordingly, the aggregate principal amount of notes and the number of shares of common stock into which the notes are convertible may increase or decrease. See “Description of the Notes—Conversion of the Notes.”

PLAN OF DISTRIBUTION

We are registering the securities offered for sale by this prospectus on behalf of the selling security holders. As used in this section, “selling security holders” includes donees, pledgees, distributees, transferees or other successors-in-interest, including, without limitation, their respective affiliates and limited or general partners, all of which are referred to as a group below as transferees, or certain counterparties to derivative transactions with the selling security holders or transferees. The selling security holders will act independently of us in making decisions with respect to the timing, manner and size of each sale. We will pay all costs, expenses and fees in connection with the registration of the securities. The selling security holders will pay all brokerage commissions, underwriting discounts, commissions, transfer taxes and other similar selling expenses, if any, associated with the sale of the securities by them.

Securities may be sold by the selling security holders from time to time in one or more types of transactions (which may include block transactions) on any national securities exchange or quotation service on which the notes or the common stock may be listed or quoted at the time of sale, any other market on which the securities may from time to time be trading, in the over-the-counter market, in privately-negotiated transactions, through put or call options transactions relating to the securities, through short sales of such securities, or a combination of such methods of sale, at market prices prevailing at the time of sale, fixed prices, varying prices determined at the time of sale or at negotiated prices. The selling security holders will have the sole discretion not to accept any purchase offer or make any sale of securities if they deem the purchase price to be unsatisfactory at any particular time. Such transactions may or may not involve brokers or dealers. To the best of our knowledge, none of the selling security holders have entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their securities, nor is there an underwriter or coordinating broker acting in connection with the proposed sale of securities offered by this prospectus; however, the selling security holders may enter into agreements, understandings or arrangements with an underwriter or broker-dealer regarding the sale of their securities in the future.

The selling security holders may effect such transactions by selling securities directly to purchasers or to or through broker-dealers, which may act as agents or principals, or other agents. Such broker-dealers or other agents may receive compensation in the form of discounts, concessions, or commissions from the selling security holders and/or the purchasers of securities for whom such broker-dealers or other agents may act as agents or to whom they sell as principal, or both (which compensation as to a particular broker-dealer or other agent might be in excess of customary commissions). Market makers and block purchasers purchasing the securities will do so for their own account and at their own risk. It is possible that a selling security holder will attempt to sell securities in block transactions to market makers or other purchasers at a price per share which may be below the then market price. There can be no assurance that all or any part of the securities offered hereby will be sold by the selling security holders.

These transactions may include “crosses.” Crosses are transactions in which the same broker acts as an agent on both sides of the trade.

The selling security holders may enter into hedging transactions with broker-dealers or other financial institutions with respect to the securities. In connection with these transactions, broker-dealers or other financial institutions may engage in short sales of the securities in the course of hedging the positions they assume with the selling security holders. The selling security holders may also sell the securities short and redeliver the securities to close out the short positions. The selling security holders may also enter into option or other transactions with broker-dealers or other financial institutions which require the delivery to the broker-dealer or other financial institutions of the securities. The selling security holders may also loan or pledge the securities to a financial institution or a broker-dealer and the financial institution or the broker-dealer may sell the securities loaned or upon a default the financial institution or the broker-dealer may effect sales of the pledged securities.

The selling security holders and any brokers, dealers or agents that participate in connection with the sale of securities might be deemed to be “underwriters” within the meaning of the Securities Act of 1933, and any commissions received by such brokers, dealers or agents and any profit on the resale of the securities sold by them while acting as principals might be deemed to be underwriting discounts or commissions under the Securities Act.

We have agreed to indemnify some of the selling security holders against certain liabilities, including liabilities arising under the Securities Act. The selling security holders may agree to indemnify any agent, dealer, broker-dealer or underwriter that participates in transactions involving sales of the securities offered pursuant to this prospectus against certain liabilities, including liabilities arising under the Securities Act.

Because the selling security holders may be deemed to be “underwriters” within the meaning of the Securities Act, the selling security holders will be subject to the prospectus delivery requirements of the Securities Act and the rules promulgated thereunder and they may be subject to certain statutory liabilities under the Securities Act, including, but not limited to, Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Securities Exchange Act. In addition, the selling security holders and any other person participating in the offering will be subject to applicable provisions of the Securities Exchange Act and the rules and regulations thereunder, including Regulation M under the Securities Exchange Act, which may limit the timing of purchases and sales. These restrictions may affect the marketability of the securities and the ability of any person to engage in market-making activities with respect to the securities.

Any securities covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than under the terms of this prospectus. In addition, subject to applicable state and foreign laws, the selling security holders may sell their securities outside the United States pursuant to Rules 903 and 904 of Regulation S under the Securities Act.

To comply with the securities laws of certain jurisdictions, the securities offered by this prospectus may need to be offered or sold only through registered or licensed brokers or dealers. In addition, in certain jurisdictions, the securities may not be offered or sold unless they have been registered or qualified for sale or an exemption is available and complied with.

If a selling security holder notifies us that any material arrangement has been entered into with a broker-dealer for the sale of securities through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker, dealer or underwriter, we will file a supplement to this prospectus, if required, pursuant to Rule 424(b) under the Securities Act. In addition, to the extent required, we will amend or supplement this prospectus to disclose other material arrangements regarding the plan of distribution.

DESCRIPTION OF THE NOTES

We issued the notes under an indenture dated April 2, 2002 between DDi Corp. and State Street Bank and Trust Company, as trustee. The indenture and the notes are governed by New York law. The following summarizes some, but not all, of the provisions of the indenture and the notes. This description is subject to and qualified in its entirety by reference to all the provisions of the indenture and the notes, copies of which are incorporated by reference as exhibits to the registration statement of which this prospectus is a part. We urge you to read the indenture and the notes in their entirety because they, and not this description, define the rights of holders of these notes. As used in this section of this prospectus entitled “Description of the Notes,” the words “we,” “us,” “our” or “DDi Corp.” do not include any current or future subsidiary of DDi Corp.

General

The notes are general obligations of DDi Corp. and are subordinate or rank pari passu in right of payment to other obligations of DDi Corp. as described under “Subordination of Notes.” The notes are convertible into common stock as described under “Conversion of Notes.” The notes are limited to $100 million aggregate principal amount. The notes are issued in registered form without coupons only in denominations of $1,000 or in multiples of $1,000. The notes will mature on April 1, 2007, unless earlier redeemed at our option by us or purchased by us at the holder’s option upon a change in control.

We are not restricted from paying dividends, incurring debt or issuing or repurchasing our securities under the indenture. In addition, there are no financial covenants in the indenture. Holders are not protected under the indenture in the event of a highly leveraged transaction or a change in control of DDi Corp., except to the extent described under “Purchase of Notes at Your Option Upon a Change in Control.”

The notes bear interest at the annual rate of 6.25%. Interest will be payable on April 1 and October 1 of each year, beginning October 1, 2002, subject to limited exceptions if the notes are converted, redeemed or purchased prior to the interest payment date. The record dates for the payment of interest will be March 15 and September 15. We may, at our option, pay interest on the notes by check mailed to the holders. However, a holder with an aggregate principal amount in excess of $2 million will be paid by wire transfer in immediately available funds at its election. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

We will maintain an office in the Borough of Manhattan in New York, New York where the notes may be presented for registration, transfer, exchange or conversion. This office shall initially be an office or agency of the trustee.

Conversion of Notes

Holders will have the right, at their option, to convert their notes into shares of common stock at any time prior to the close of business on the business day prior to the final maturity date of the notes, unless previously redeemed or purchased, at the conversion price of $11.04 per share, subject to the adjustments described below. This is equivalent to a conversion rate of approximately 90.58 shares per $1,000 principal amount of the notes. Holders may convert notes in denominations of $1,000 and multiples of $1,000.

Except as described below, we will not make any payment or other adjustment for accrued interest on the notes or dividends on any common stock issued upon conversion of the notes. If holders submit their notes for conversion during the period from, but excluding, a record date for an interest payment, to that interest payment date (except for notes or portions of notes called for redemption on a redemption date occurring during such period), such holders must pay funds equal to the interest payable on the principal amount to be converted. We will not issue fractional shares of common stock upon conversion of notes. Instead, we will pay a cash adjustment based upon the closing market price of the common stock on the last trading day prior to the date of conversion. If the notes are called for redemption, the conversion rights on the notes called for redemption will expire at the close of business on the last business day before the redemption date, unless we default in the payment of the redemption price. Holders who have submitted their notes for purchase upon a change in control may only convert the notes if they withdraw their election in accordance with the indenture.

Conversion Price Adjustments

The conversion price will be adjusted upon the occurrence of:

(1)  the issuance of shares of our common stock as a dividend or distribution on our common stock;

(2)  the subdivision or combination of our outstanding common stock;

(3)  the issuance to all or substantially all holders of our common stock of rights or warrants entitling them for a period of not more than 60 days to subscribe for or purchase our common stock, or securities convertible into our common stock, at a price per share or a conversion price per share less than the then current market price per share, provided that the conversion price will be readjusted to the extent that such rights or warrants are not exercised prior to the expiration;

(4)  the distribution to all or substantially all holders of our common stock of shares of our capital stock, evidences of indebtedness of DDi Corp. or other assets, excluding:

•	dividends, distributions and rights or warrants referred to in clause (1) or (3) above;

•	dividends or distributions exclusively in cash referred to in clause (5) below; and

•
dividends or distributions exclusively in cash in an aggregate amount that together with all other all-cash distributions to all or substantially all holders of our common stock made within the preceding 12 months not triggering a conversion price adjustment does not exceed an amount equal to 10% of our market capitalization on the business day immediately preceding the day on which we declare such distribution.

(5)  the distribution to all or substantially all holders of our common stock of all-cash distributions in an aggregate amount that together with (A) any cash and the fair market value of any other consideration payable in respect of any tender offer by us or any of our subsidiaries for our common stock consummated within the preceding 12 months not triggering a conversion price adjustment and (B) all other all-cash distributions to all or substantially all holders of our common stock made within the preceding 12 months not triggering a conversion price adjustment exceeds an amount equal to 10% of our market capitalization on the business day immediately preceding the day on which we declare such distribution; and

(6)  the purchase of our common stock pursuant to a tender offer made by us or any of our subsidiaries to the extent that the same involves aggregate consideration that together with (A) any cash and the fair market value of any other consideration payable in respect of any tender offer by us or any of our subsidiaries for our common stock consummated within the preceding 12 months not triggering a conversion price adjustment and (B) all-cash distributions to all or substantially all holders of our common stock made within the preceding 12 months not triggering a conversion price adjustment exceeds an amount equal to 10% of our market capitalization on the expiration date of such tender offer.

No adjustment in the conversion price will be required unless it would result in a change in the conversion price of at least one percent (1%). Any adjustment not made will be taken into account in subsequent adjustments. Except as stated herein, we will not adjust the conversion price for the issuance of our common stock or any securities convertible into or exchangeable for our common stock or the right to purchase our common stock or such convertible or exchangeable securities.

In the event of:

•	any reclassification of our common stock, or

•	a consolidation, merger or combination involving DDi Corp., or

•
a sale or conveyance to another person of the property and assets of DDi Corp. as an entirety or substantially as an entirety, in which holders of our outstanding common stock would be entitled to receive stock, other securities, other property, assets or cash for their common stock, holders of notes will generally be entitled thereafter to convert their notes into the same type of consideration received by common stock holders immediately prior to one of these types of events.

Holders of the notes may, in some circumstances, be deemed to have received a distribution or dividend subject to United States federal income tax as a result of an adjustment or the nonoccurrence of an adjustment to the conversion price.

We are permitted to reduce the conversion price of the notes by any amount for a period of at least 20 days if our board of directors determines that such reduction would be in the best interest of DDi Corp. We are required to give at least 15 days’ prior notice of any reduction in the conversion price. We may also reduce the conversion price to avoid or diminish income tax to holders of our common stock or rights to purchase common stock in connection with a dividend or distribution of stock (or rights to acquire stock) or similar event.

Subordination of the Notes

Payments on the notes are subordinated in right of payment to all our existing and future senior indebtedness. Upon any distribution of our assets upon any dissolution, winding-up, liquidation or reorganization, or in bankruptcy, insolvency, receivership or similar proceedings, payment of principal of, premium, if any, and interest on the notes is to be subordinated in right of payment to the prior payment in full in cash of all our existing and future senior indebtedness. We are a holding company that operates through subsidiaries. The notes are also effectively subordinated to all indebtedness and other liabilities, including trade payables and lease obligations and all preferred stock, if any, of our subsidiaries.

In the event of any acceleration of the notes because of an event of default under the indenture, the holders of any senior indebtedness then outstanding would be entitled to payment in full in cash of all obligations in respect to such senior indebtedness before the holders of the notes are entitled to receive any payment or other distribution. We are required to promptly notify holders of senior indebtedness if payment of the notes is accelerated because of an event of default.

We also may not make any payment on, redeem, purchase or otherwise acquire the notes if:

•
a default in the payment of principal of, premium, if any, interest, or other obligations, in respect of designated senior indebtedness, as defined in the indenture, occurs and is continuing beyond any applicable period of grace, or

•
any other default occurs and is continuing with respect to designated senior indebtedness that permits holders of the designated senior indebtedness as to which such default relates to accelerate its maturity and the trustee receives a notice of such default, which we refer to as a payment blockage notice, from us or any other person permitted to give such notice under the indenture.

We may and shall resume payments on the notes:

•	in the case of a payment default, upon the date on which such default is cured or waived or ceases to exist, and

•
in the case of a nonpayment default, the earlier of the date on which such nonpayment default is cured or waived or ceases to exist or 179 days after the date on which the applicable payment blockage notice is received.

No new period of payment blockage may be commenced pursuant to a payment blockage notice unless and until 365 days have elapsed since the initial effectiveness of the immediately prior payment blockage notice.

No nonpayment default that existed or was continuing on the date of delivery of any payment blockage notice to the trustee, unless such default was waived, cured or otherwise ceased to exist and thereafter subsequently reoccurred, shall be, or be made, the basis for a subsequent payment blockage notice.

In the event of our bankruptcy, dissolution or reorganization, holders of senior indebtedness may receive more, ratably, and holders of the notes may receive less, ratably, than the other creditors of DDi Corp. Such subordination will not prevent the occurrence of an event of default under the indenture.

We operate through our subsidiaries, Dynamic Details, Incorporated and DDi Europe Limited, and their subsidiaries. As a result, our cash flow and our ability to service our debt, including the notes, is dependent upon the earnings of our subsidiaries. In addition, we are dependent on the distribution of earnings, loans or other payments by our subsidiaries to us. Our subsidiaries are separate and distinct legal entities. Our subsidiaries have no obligation to pay any amounts due on the notes or to provide us with funds for our payment obligations, whether by dividends, distributions, loans or other payments. Payments to us by our subsidiaries will also be contingent upon our subsidiaries’ earnings and business considerations. In addition, any payment of dividends, distributions, loans or advances by our subsidiaries to us is subject to statutory or contractual restrictions. The ability of our subsidiaries to pay dividends to us is also restricted by the Dynamic Details senior credit facility, the DDi Europe senior credit facility and the indenture governing the DDi Capital senior discount notes. The terms of these debt instruments require, among other things, that specified amounts of excess cash at our operating subsidiaries be used to repay some of this subsidiary indebtedness. There can be no assurance that we will receive adequate funds from our subsidiaries to pay interest due on the notes or to repay the notes when redeemed or upon maturity.

Our right to receive any assets of any of our subsidiaries upon their liquidation or reorganization, and therefore the right of the holders of the notes to participate in those assets, will be effectively subordinated to the claims of that subsidiary’s creditors, including trade creditors. In addition, even if we were a creditor of any of our subsidiaries, our rights as a creditor would be subordinate to any security interest in the assets of our subsidiaries and any indebtedness of our subsidiaries senior to that held by us.

As of May 31, 2002, we and our subsidiaries had $179.3 million of outstanding indebtedness and all other liabilities as to which the notes are effectively subordinated. The notes rank pari passu in right of payment with our 5.25% convertible subordinated notes due March 1, 2008, which we issued in an aggregate principal amount of $100 million in a public offering that closed on February 20, 2001.

Neither we nor our subsidiaries are prohibited from incurring senior indebtedness or any other indebtedness or liabilities under the indenture. We expect to incur additional indebtedness and other liabilities, including senior indebtedness, in the future.

If, notwithstanding the foregoing, the trustee or any holder of the notes receives any payment or distribution of assets of DDi Corp. of any kind in contravention of any of the subordination provisions of the indenture, whether in cash, property, securities or otherwise, including, without limitation, by way of set-off or otherwise, in respect of the notes before all senior indebtedness is paid in full in cash or other payment satisfactory to holders of senior indebtedness, then such payment or distribution will be held by the recipient in trust for the benefit of holders of senior indebtedness or their representatives to the extent necessary to make payment in full in cash or payment satisfactory to the holders of senior indebtedness of all senior indebtedness remaining unpaid, after giving effect to any concurrent payment or distribution to or for the holders of senior indebtedness.

Definitions of Senior Indebtedness, Indebtedness and Designated Senior Indebtedness

“Senior Indebtedness” means the principal of, premium, if any, interest, including all interest accruing subsequent to the commencement of any bankruptcy or similar proceeding, whether or not a claim for post-petition interest is allowable as a claim in any such proceeding, and rent payable on or in connection with, and all fees, costs, expenses and other amounts accrued or due on or in connection with, Indebtedness of DDi Corp., whether outstanding on the date of the indenture or thereafter created, incurred, assumed, guaranteed or in effect guaranteed by DDi Corp., including all deferrals, renewals extensions or refundings of, or amendments, modifications or supplements to, the foregoing, unless in the case of any particular indebtedness the instrument creating or evidencing the same or the assumption or guarantee thereof expressly provides that such Indebtedness shall not be senior in right of payment to the notes or expressly provides that such Indebtedness is “pari passu” or “junior” to the notes.

“Indebtedness” means, with respect to any person, and without duplication:

(1)  all indebtedness, obligations and other liabilities, contingent or otherwise, of such person for borrowed money, including obligations of such person (a) in respect of overdrafts, foreign exchange contracts, currency exchange agreements, interest rate protection agreements, and any loans or advances from banks, whether or not evidenced by notes or similar instruments, or (b) evidenced by bonds, debentures, notes or similar instruments, whether or not the recourse of the lender is to the whole of the assets of such person or to only a portion thereof, other than any account payable or other accrued current liability or obligation incurred in the ordinary course of business in connection with the obtaining of materials or services,

(2)  all reimbursement obligations and other liabilities, contingent or otherwise, of such person with respect to letters of credit, bank guarantees or bankers’ acceptances,

(3)  all obligations and liabilities, contingent or otherwise, in respect of leases of such person required, in conformity with generally accepted accounting principles, to be accounted for as capitalized lease obligations on the balance sheet of such person, or under other leases for facilities equipment or related assets, whether or not capitalized, entered into or leased for financing purposes, as determined by DDi Corp., and all obligations and other liabilities, contingent or otherwise, or under any lease or related document, including a purchase agreement, in connection with the lease of real property or improvements thereon which provides that such person is contractually obligated to purchase or cause a third party to purchase the leased property and thereby guarantee a minimum residual value of leased property to the lessor and the obligations of such person under such lease or related document to purchase or to cause a third party to purchase such leased property,

(4)  all obligations of such person, contingent or otherwise, with respect to an interest rate, currency or other swap, cap, floor or collar agreement, hedge agreement, forward contract, or other similar instrument or agreement or foreign currency hedge, exchange, purchase or similar instrument or agreement,

(5)  all direct or indirect guarantees or similar agreements by such person in respect of, and obligations or liabilities, contingent or otherwise, of such person to purchase or otherwise acquire or otherwise assure a creditor against loss in respect of, indebtedness, obligations or liabilities of another person of the kind described in clauses (1) through (4),

(6)  any indebtedness or other obligations described in clauses (1) through (4) secured by any mortgage, pledge, lien or other encumbrance existing on property which is owned or held by such person, regardless of whether the indebtedness or other obligation secured thereby shall have been assumed by such person, and

(7)  any and all deferrals, renewals, extensions and refundings of, or amendments, modifications or supplements to, any indebtedness, obligation or liability of the kind described in clauses (1) through (6).

“Designated Senior Indebtedness” means the Dynamic Details senior credit facility, the DDi Europe facilities agreement and our obligations under any particular Senior Indebtedness in which the instrument creating or evidencing the same or the assumption or guarantee thereof, or related agreements or documents to which we are a party, expressly provides that such Senior Indebtedness shall be “Designated Senior

Indebtedness” for purposes of the indenture, provided that such instrument, agreement or other document may place limitations and conditions on the right of such Senior Indebtedness to exercise the rights of Designated Senior Indebtedness.

Optional Redemption by the Company

We may redeem the notes on or after April 4, 2005, on at least 30 days’ and no more than 60 days’ notice, in whole or in part, at the following redemption prices expressed as percentages of the principal amount:

Period	Redemption Price
Beginning on April 4, 2005 and ending on April 3, 2006	102.50%
Beginning on April 4, 2006 and thereafter	101.25%

In each case, we will pay accrued interest to, but excluding, the redemption date. If the redemption date is an interest payment date, interest will be paid to the record holder on the relevant record date.

If fewer than all the notes are to be redeemed, the trustee will select the notes to be redeemed by lot, or in its discretion, on a pro rata basis. If any note is to be redeemed in part only, a new note in principal amount equal to the unredeemed principal portion will be issued. If a portion of a holder’s notes is selected for partial redemption and the holder converts a portion of its notes, the converted portion shall be deemed to be of the portion selected for redemption.

No sinking fund is provided for the notes.

Purchase of Notes at Holder’s Option Upon a Change in Control

In the event of a change in control, holders will have the right to require us to purchase all or any part of their notes 30 business days after the notice of the occurrence of a change in control at a purchase price equal to 100% of the principal amount of the notes plus accrued and unpaid interest to, but excluding, the purchase date. Notes submitted for purchase must be in $1,000 or multiples of $1,000 principal amount.

We will mail to the trustee and to each holder a written notice of the change in control within 10 business days after the occurrence of a change in control. This notice shall state among other things:

•	the terms and conditions of the change in control;

•	the procedures required for exercise of the change in control purchase feature; and

•	the holder’s right to require DDi Corp. to purchase the notes.

Holders must deliver written notice of their exercise of this purchase right to a paying agent at any time prior to the close of business on the business day prior to the change in control purchase date. Such written notice must specify the notes for which the purchase right is being exercised. A holder who wishes to withdraw this election, must provide a written notice of withdrawal to the paying agent at any time prior to the close of business on the business day prior to the change in control purchase date.

A change in control shall be deemed to have occurred if any of the following occurs:

•
any “person” or “group” is or becomes the “beneficial owner,” directly or indirectly, of shares of voting stock of DDi Corp. representing 50% or more of the total voting power of all outstanding classes of voting stock of DDi Corp. or has the power, directly or indirectly, to elect a majority of the members of the board of directors of DDi Corp.;

•
DDi Corp. consolidates with, or merges with or into, another person or DDi Corp. sells, assigns, conveys, transfers, leases or otherwise disposes of all or substantially all the assets of DDi Corp. (on a consolidated basis), or any person consolidates with, or merges with or into, DDi Corp., in any such event other than pursuant to a transaction in which the persons that “beneficially owned,” directly or indirectly, shares of voting stock of DDi Corp. immediately prior to such transaction “beneficially own,” directly or indirectly, shares of voting stock of DDi Corp., representing at least a majority of the total voting power of all outstanding classes of voting stock of the surviving or transferee person; or

•	there shall occur the liquidation or dissolution of DDi Corp.

However, a change in control shall not be deemed to have occurred if either:

•
the last sale price of our common stock for any five trading days during the ten trading days immediately preceding the change in control is at least equal to 105% of the conversion price in effect on such day; or

•
in the case of a merger or consolidation, all the consideration excluding cash payments for fractional shares in such merger or consolidation constituting the change in control consists of common stock traded on a United States national securities exchange or quoted on the Nasdaq National Market (or which will be so traded or quoted when issued or exchanged in connection with such change in control) and as a result of such transaction or transactions the notes become convertible solely into such common stock.

For purposes of this change in control definition:

•
“person” or “group” have the meanings given such terms for purposes of Sections 13(d) and 14(d) of the Exchange Act or any successor provisions, and the term “group” includes any group acting for the purpose of acquiring, holding or disposing of securities within the meaning of Rule 13d-5(b)(1) under the Exchange Act, or any successor provision;

•
a “beneficial owner” shall be determined in accordance with Rule 13d-3 under the Exchange Act, as in effect on the date of the indenture, except that the number of shares of voting stock of DDi Corp. shall be deemed to include, in addition to all outstanding shares of voting stock of DDi Corp. and unissued shares deemed to be held by the “person” or “group” or other person with respect to which the change in control determination is being made, all unissued shares deemed to be held by all other persons;

•	“beneficially owned” shall have a meaning correlative to that of beneficial owner;

•
“unissued shares” means shares of voting stock not outstanding that are subject to options, warrants, rights to purchase or conversion privileges exercisable within 60 days of the date of determination of a change in control; and

•
“voting stock” means any class or classes of capital stock pursuant to which the holders of capital stock under ordinary circumstances have the power to vote in the election of the board of directors, managers or trustees of any person or other persons performing similar functions, irrespective of whether or not, at the time, capital stock of any other class or classes shall have, or might have, voting power by reason of the happening of any contingency.

The term “all or substantially all” as used in the definition of change in control will likely be interpreted under applicable state law and will be dependent upon particular facts and circumstances. There may be a degree of uncertainty in interpreting this phrase. As a result, we cannot assure you how a court would interpret this phrase under applicable law in the event that you elect to exercise your rights following the occurrence of a transaction which you believe constitutes a transfer of “all or substantially all the assets.”

We will under the indenture:

•	comply with the provisions of Rule l3e-4 and Rule 14e-1, if applicable, under the Exchange Act;

•	file a Schedule TO or any successor or similar schedule if required under the Exchange Act; and

•	otherwise comply with all federal and state securities laws in connection with any offer by us to purchase the notes upon a change in control.

This change in control purchase feature may make more difficult or discourage a takeover of DDi Corp. and the removal of incumbent management. However, we are not aware of any specific effort to accumulate shares of our common stock or to obtain control of us by means of a merger, tender offer, solicitation or otherwise. In addition the change in control purchase feature is not part of a plan by management to adopt a series of anti-takeover provisions. Instead, the change in control purchase feature is a result of negotiations between us and the initial purchaser.

We could, in the future, enter into certain transactions, including recapitalizations, that would not constitute a change in control but would increase the amount of debt, including senior indebtedness, outstanding or otherwise adversely affect a holder. Neither we nor our subsidiaries are prohibited from incurring debt, including senior indebtedness, under the indenture. The incurrence of significant amounts of additional debt could adversely affect our ability to service our debt, including the notes.

If a change in control were to occur, we may not have sufficient funds to pay the change in control purchase price for the notes tendered by holders. In addition, our 5.25% convertible subordinated notes due March 1, 2008, which we issued in an aggregate principal amount of $100 million in a public offering that closed on February 20, 2001, as well as our operating subsidiaries’ other outstanding debt instruments, contain similar change of control provisions, and we may in the future incur debt that has similar change of control provisions. These change of control provisions permit holders of this debt to accelerate or require us to repurchase this debt upon the occurrence of events similar to a change in control. Our failure to repurchase the notes upon a change in control will result in an event of default under the indenture, whether or not the repurchase is permitted by the subordination provisions of the indenture.

Events of Default

Each of the following will constitute an event of default:

(1)  failure to pay principal of or any premium on any note when due whether or not prohibited by the subordination provisions of the indenture,

(2)  failure to pay any interest on any note when due, if such failure continues for 30 days, whether or not prohibited by the subordination provisions of the indenture,

(3)  failure of DDi Corp. to perform any other covenant required of us in the indenture, continued for 60 days after written notice has been given by the trustee or the holders of at least 25% in aggregate principal amount of the outstanding notes, and

(4)  certain events in bankruptcy, insolvency or reorganization with respect to DDi Corp.

If an event of default, other than an event of default described in clause (4) above, shall occur and be continuing, either the trustee or the holders of at least 25% in aggregate principal amount of the outstanding notes may declare the principal amount of the notes to be due and payable immediately. If an event of default described in clause (4) above shall occur, the principal amount of all the notes will automatically become immediately due and payable. Any payment by us on the notes following any such acceleration will be subject to the subordination provisions described above.

After any such acceleration, but before a judgment or decree based on acceleration, the holders of a majority in aggregate principal amount of the outstanding notes may, under certain circumstances, rescind and annul such acceleration if all events of default, other than the non-payment of accelerated principal, or other specified amount, have been cured or waived.

Subject to the trustee’s duties in the case of an event of default, the trustee will not be obligated to exercise any of its rights or powers at the request of the holders, unless the holders shall have offered to the trustee reasonable indemnity. Subject to the trustee’s indemnification, the holders of a majority in aggregate principal amount of the outstanding notes will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee with respect to the notes.

No holder will have any right to institute any proceeding under the indenture, or for the appointment of a receiver or a trustee, or for any other remedy under the indenture unless:

•	such holder has previously given to the trustee written notice of a continuing event of default with respect to the notes,

•
the holders of at least 25% in aggregate principal amount of the outstanding notes have made a written request, and such holder or holders have offered reasonable indemnity to the trustee to institute such proceeding as trustee, and

•
the trustee has failed to institute such proceeding, and has not received from the holders of a majority in aggregate principal amount of the outstanding notes a direction inconsistent with such request within 60 days after such notice, request and offer.

However, such limitations do not apply to a suit instituted by a holder of a note for the enforcement of payment of the principal of or any premium or interest on such note on or after the applicable due date specified in such note.

We are required to furnish to the trustee, on an annual basis, a statement by our officers as to whether or not DDi Corp., to the officer’s knowledge, is in default in the performance or observance of any of the terms, provisions and conditions of the indenture. If so, such statement shall specify all such known defaults.

Modification and Waiver

We and the trustee may make modifications and amendments to the indenture with the consent of the holders of a majority in aggregate principal amount of the outstanding notes affected by the modification or amendment.

However, neither we nor the trustee may make any modification or amendment without the consent of the holder of each outstanding note who is affected by the modification or amendment if such modification or amendment would do any of the following:

•	extend the stated maturity of the principal of, or any installment of principal of or interest on, such note,

•	reduce the principal amount of, or any premium or interest on, such note,

•	change the place or currency of payment of principal of, or any premium or interest on, such note,

•	impair the right to institute suit for the enforcement of any payment on or with respect to such note,

•	modify the subordination provisions in a manner adverse to the holder of such note,

•	adversely affect the right of the holder of such note to convert such note other than as provided in or under the indenture,

•	reduce the percentage in principal amount of the outstanding notes, the consent of whose holders is required for modification or amendment of the indenture,

•	reduce the percentage in principal amount of the outstanding notes necessary for waiver of compliance with certain provisions of the indenture or for waiver of certain defaults, or

•	modify such provisions with respect to modification and waiver.

Holders of a majority in aggregate principal amount of the outstanding notes may waive, on behalf of the holders of all the notes, compliance by us with respect to certain restrictive provisions of the indenture.

The holders of not less than a majority in principal amount of the outstanding notes may, on behalf of all holders of the notes, waive any past default under the indenture, except a default:

•	in the payment of principal of or premium or interest on any note, or

•	in respect of a covenant or provision of the indenture which cannot be amended without the consent of the holder of each outstanding note who is affected.

Any notes held by us or by any person directly or indirectly controlling or controlled by or under direct or indirect common control with us shall be disregarded (from both the numerator and denominator) for purposes of determining whether the holders of a majority in principal amount of the outstanding notes have consented to a modification, amendment, or waiver of the terms of the indenture.

Consolidation, Merger and Sale of Assets

We may not consolidate with or merge into any other person, in a transaction in which we are not the surviving corporation, or convey, transfer or lease our properties and assets substantially as an entirety (determined on a consolidated basis) to any successor person, unless:

•
the successor person, if any, is a corporation, limited liability company, partnership, trust or other entity organized and existing under the laws of the United States or any state of the United States, and assumes DDi Corp.’s obligations on the notes and under the indenture,

•	immediately after giving effect to the transaction, no default or event of default shall have occurred and be continuing, and

•	certain other conditions are met.

Defeasance

We may (a) discharge our obligations under the indenture while the notes remain outstanding, except those obligations specified in the following sentence, or (b) be released from the obligations to comply with certain restrictive covenants such that an event of default will not result from a violation of such covenant, upon the deposit in trust of money or U.S. government obligations that will provide money in an amount sufficient to pay the principal, premium, if any, and interest on the notes.

We will, however, continue to be required to:

•	exchange or register the transfer of the notes,

•	replace stolen, lost or mutilated notes,

•	maintain paying agencies,

•	hold moneys for payment in trust, and

•	effect conversion.

Such defeasance or discharge may occur only if:

•	we have delivered to the trustee an opinion of counsel to the effect that we have received from or there has been published by, the United States Internal Revenue Service a ruling, or

•	there has been a change in tax law,

in either case to the effect that holders will not recognize gain or loss for federal income tax purposes as a result of such deposit, defeasance and discharge and will be subject to federal income tax on the same amount, in the same manner, and at the same times as would have been the case if such deposit, defeasance and discharge were not to occur.

In the event we exercised this option and the notes were declared due and payable because of an event of default, the amount of deposited money and U.S. government obligations in trust would be sufficient to pay amounts due on the notes at the time of their respective stated maturities, but may not be sufficient to pay amounts due on the notes upon any acceleration resulting from such event of default. In such case, we would remain liable for such payments.

We may, at our option, satisfy and discharge the indenture, except for certain of our obligations and the trustee’s obligations, including, among others the obligations to apply money held in trust when:

•
either (a) all notes previously authenticated and delivered, other than those that were destroyed, lost or stolen and that have been replaced or paid, and for which money has been deposited in trust or segregated and held in trust by us and thereafter repaid to us or discharged from the trust, have been delivered to the trustee for cancellation or discharge from the trust, or (b) all such notes not previously delivered to the trustee for cancellation

(1)  have become due and payable;

(2)  will become due and payable at their stated maturity within one year; or

(3)  are to be called for redemption within one year under arrangements satisfactory to the trustee for the giving of notice of redemption by the trustee in our name and at our expense, and we have deposited or caused to be deposited an amount sufficient to pay and discharge the entire indebtedness on the notes not previously delivered to the trustee for cancellation, for principal and any premium and interest to the date of such deposit, in the case of notes which have become due and payable, or to the stated maturity or redemption date, as the case may be,

•	we have paid or caused to be paid all other sums payable by us, and

•	we have delivered to the trustee an officers’ certificate and an opinion of counsel to the effect that all conditions precedent relating to the satisfaction and discharge have been satisfied.

Transfer and Exchange

We have initially appointed the trustee as note registrar, transfer agent and conversion agent, acting through its corporate trust office. We reserve the right to:

•	vary or terminate the appointment of the security registrar, transfer agent or conversion agent;

•	appoint additional transfer agents or conversion agents; or

•	approve any change in the office through which any security registrar or any transfer agent or conversion agent acts.

Purchase and Cancellation

All notes surrendered for payment, redemption, registration of transfer or exchange or conversion shall, if surrendered to any person other than the trustee, be delivered to the trustee. All notes delivered to the trustee shall be cancelled promptly by the trustee. No notes shall be authenticated in exchange for any notes cancelled as provided in the indenture.

Replacement of Notes

We will replace mutilated, destroyed, stolen or lost notes at your expense upon delivery to the trustee of the mutilated notes or evidence of the loss, theft or destruction of the notes satisfactory to us and the trustee. In the case of a lost, stolen or destroyed note, indemnity satisfactory to the trustee and us may be required at the expense of the holder of such note before a replacement note will be issued.

Notices

Notices to holders will be given by mail to the addresses of the holders in the security register.

Governing Law

The indenture and the notes will be governed by, and construed in accordance with, the law of the State of New York, without regard to conflicts of laws principles.

Regarding the Trustee

We have appointed State Street Bank and Trust Company, as trustee under the indenture and paying agent, conversion agent, note registrar and custodian with regard to the notes. The trustee or its affiliates may from time to time in the future provide banking and other services to us in the ordinary course of its business.

The indenture contains certain limitations on the right of the trustee, should it become a creditor of DDi Corp., to obtain payment of claims in certain cases or to realize for its own account on certain property received in respect of any such claim as security or otherwise.

The trustee is permitted to engage in certain other transactions. However, if the trustee acquires any conflicting interest and there is a default under the notes, the trustee must eliminate such conflict or resign.

Book-Entry; Delivery and Form; Global Note

The notes were originally sold in the United States in reliance on Rule 144A or in offshore transactions in reliance on Regulation S and were originally represented by permanent global notes in definitive, fully-registered form without interest coupons. The global notes were deposited with the trustee as custodian for the Depository Trust Company (“DTC”) and registered in the name of a nominee of DTC in New York, New York for the accounts of participants in DTC. The notes sold under this prospectus will be represented by a new unrestricted global note. For purposes of this prospectus, “global notes” refers to the global note or global notes representing the entire issue the notes.

A holder may hold its interest in a global note directly through DTC if such holder is a DTC participant, or indirectly through organizations that are DTC participants.

A holder of notes who purchased notes in offshore transactions in reliance on Regulation S under the Securities Act may hold its interest in the applicable global note directly through Euroclear Bank S.A./N.V., as operator of the Euroclear System (“Euroclear”) and Clearstream Banking, societe anonyme (“Clearstream”), if such holder is a participant in such systems, or indirectly through organizations that are participants in such systems. Euroclear and Clearstream will hold interests in the applicable global note on behalf of their participants through their respective depositaries, which in turn will hold such interests in the applicable global note in customers’ securities accounts in the depositaries’ names on the books of DTC.

Except in the limited circumstances described below, holders of notes represented by interests in the global notes will not be entitled to receive notes in definitive form.

DTC has advised us as follows: DTC is a limited purpose trust company organized under the laws of the State of New York and a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities of institutions that have accounts with DTC (which we refer to as “participants”) and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC’s participants include securities brokers and dealers (which may include the initial purchasers), banks, trust companies, clearing corporations and certain other organizations. Access to DTC’s book-entry system is also available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, whether directly or indirectly.

Upon the issuance of the global notes at the original issuance of the notes, DTC credited, on its book-entry registration and transfer system, the respective principal amount of the individual beneficial interests represented by the global notes to the accounts of participants. The accounts credited were designated by the initial purchasers of such beneficial interests. Ownership of beneficial interests in the global notes will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests in the global notes will be shown on, and the transfer of those ownership interests will be effected only through, records maintained by DTC (with respect to participants’ interests) and such participants (with respect to the owners of beneficial interests in the global notes other than participants).

So long as DTC or its nominee is the registered holder and owner of the global notes, DTC or such nominee, as the case may be, will be considered the sole legal owner of the notes represented by the global notes for all purposes under the indenture and the notes. Except as set forth below, owners of beneficial interests in the global notes will not be entitled to receive notes in definitive form and will not be considered to be the owners or holders of any notes under the global notes. We understand that under existing industry practice, in the event an owner of a beneficial interest in the global notes desires to take any actions that DTC, as the holder of the global notes, is entitled to take, DTC would authorize the participants to take such action, and that participants would authorize beneficial owners owning through such participants to take such action or would otherwise act upon the instructions of beneficial owners owning through them. No beneficial owner of an interest in the global notes will be able to transfer the interest except in accordance with DTC’s applicable procedures, in addition to those provided for under the indenture and, if applicable, those of Euroclear and Clearstream.

Payments of the principal of, premium, if any, and interest and liquidated damages, if any, on the notes represented by the global notes registered in the name of and held by DTC or its nominee will be made to DTC or its nominee, as the case may be, as the registered owner and holder of the global notes.

We expect that DTC or its nominee, upon receipt of any payment of principal or interest in respect of the global notes, will credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global notes as shown on the records of DTC or its nominee. We also expect that payments by participants to owners of beneficial interests in the global notes held through such participants will be governed by standing instructions and customary practices as is now the case with securities held for accounts of customers registered in the names of nominees for such customers. Such payments, however, will be the responsibility of such participants and indirect participants, and neither we, the trustee nor any paying agent will have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in the global notes or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests or for any other aspect of the relationship between DTC and its participants or the relationship between such participants and the owners of beneficial interests in the global notes.

Unless and until exchanged in whole or in part for notes in definitive form, the global notes may not be transferred except as a whole by DTC to a nominee of DTC or by a nominee of DTC to DTC or another nominee of DTC.

Transfers between participants in DTC will be effected in the ordinary way in accordance with DTC rules and will be settled in same-day funds. Transfers between participants in Euroclear and Clearstream will be effected in the ordinary way in accordance with their respective rules and operating procedures.

Cross-market transfers between DTC, on the one hand, and directly or indirectly through Euroclear or Clearstream participants, on the other, will be effected in DTC in accordance with DTC rules on behalf of Euroclear or Clearstream, as the case may be, by its respective depositary; however, such cross-market transactions will require delivery of instructions to Euroclear or Clearstream, as the case may be, by the counterparty in such system in accordance with its rules and procedures and within its established deadlines (Brussels time). Euroclear or Clearstream, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the global notes in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear participants and Clearstream participants may not deliver instructions directly to the depositaries for Euroclear or Clearstream.

Because of time zone differences, the securities account of a Euroclear or Clearstream participant purchasing an interest in the global notes from a DTC participant will be credited during the securities settlement processing day (which must be a business day for Euroclear or Clearstream, as the case may be) immediately following the DTC settlement date, and such credit of any transfer of interests in the global notes settled during such processing day will be reported to the relevant Euroclear or Clearstream participant on such day. Cash received in Euroclear or Clearstream as a result of sales of interests in the global notes by or through a Euroclear or Clearstream participant to a DTC participant will be received with value on the DTC settlement date, but will be available in the relevant Euroclear or Clearstream cash account only as of the business day following settlement in DTC.

We expect that DTC will take any action permitted to be taken by a holder of notes (including the presentation of notes for exchange as described below) only at the direction of one or more participants to whose account the DTC interests in the global notes is credited and only in respect of such portion of the aggregate principal amount of the notes as to which such participant or participants has or have given such direction. However, if there is an event of default under the notes, DTC will exchange the global notes for notes in definitive form, which it will distribute to its participants. These notes in definitive form will bear the restrictive legend, if required, set forth in the indenture.

Although we expect that DTC, Euroclear and Clearstream will agree to the foregoing procedures in order to facilitate transfers of interests in the global notes among participants of DTC, Euroclear, and Clearstream; DTC, Euroclear and Clearstream are under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. Neither we nor the trustee will have any responsibility for the performance by DTC, Euroclear or Clearstream or their participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

If DTC is at any time unwilling to continue as a depositary for the global notes and a successor depositary is not appointed by us within 90 days, we will issue notes in fully registered, definitive form in exchange for the global notes. Such notes in definitive form will bear the restrictive legend, if required, set forth in the indenture.

Registration Rights

We have filed a registration statement, of which this prospectus forms a part, pursuant to a registration rights agreement we entered into with the initial purchasers in the initial private placement of the notes. The following summary of the registration rights provided in the registration rights agreement is not complete. You should refer to the registration rights agreement, a copy of which is incorporated by reference as an exhibit to the registration statement of which this prospectus is a part, for a full description of the registration rights that apply to the notes and common stock into which the notes are convertible.

We agreed to file this shelf registration statement under the Securities Act within 90 days after the first date of the original issuance of the notes to register resales of the notes and the shares of common stock into which the notes are convertible (referred to as registrable securities). We will use our reasonable best efforts to have this shelf registration statement declared effective as soon as practicable after it is filed and, in any event, within 180 days after the date of the original issuance of the notes, and, subject to certain exceptions specified in the registration rights agreement, to keep it effective until the earlier of (a) the date when all registrable securities have been registered on a shelf registration statement and resold in the manner contemplated by the registration rights agreement, (b) the date on which all registrable securities are eligible to be sold to the public pursuant to Rule 144(k) under the Securities Act, (c) the date on which all registrable securities have been resold pursuant to Rule 144 under the Securities Act, (d) the date on which the registrable securities cease to be outstanding (such shortest time period referred to as the effectiveness period) and (e) the date on which all registrable securities are eligible to be resold within a three-month period pursuant to Rule 144 under the Securities Act.

We have given notice of our intention to file this shelf registration statement to each holder of the notes in the same manner as we would give notice to holders of the notes under the indenture. Holders must complete and deliver a notice and questionnaire in a timely manner to be named as selling security holders in the prospectus. Upon the receipt of untimely completed questionnaires from holders, we will use our reasonable best efforts to file any pre-effective amendments to the shelf registration statement or supplements to this prospectus so that such holders may sell their securities pursuant to the shelf registration statement, however, we are not obligated to file a post-effective amendment to the shelf registration statement to add such holders.

A holder of registrable securities that sells registrable securities pursuant to the shelf registration statement generally will be required to provide information about itself and the specifics of the sale, be named as a selling security holder in the related prospectus and deliver a prospectus to purchasers, be subject to the relevant civil liability provisions under the Securities Act in connection with such sales and be bound by the provisions of the registration rights agreement which are applicable to such holder (including certain indemnification rights and obligations).

Each selling security holder must notify us not later than five business days prior to any proposed sale by that holder pursuant to the shelf registration statement. This notice will be effective for five business days. We may suspend the effectiveness of a shelf registration and the holder’s use of the prospectus for a period not to exceed 45 days in any 90-day period, and not to exceed an aggregate of 120 days in any 365-day period.

In the case of suspension of the effectiveness of a shelf registration due to an acquisition, divestiture, disposition or probable acquisition, financing, recapitalization, business combination or other similar transaction or the occurrence of any other event which would require additional disclosure of material non-public information by us in the shelf registration statement as to which we have a bona fide business purpose for preserving confidentiality, we may extend the suspension period from 45 days to 75 days. Each holder, by its acceptance of the notes, agrees to hold any communication by us in response to a notice of proposed sale in confidence.

Upon the initial sale of registrable securities, each selling security holder will be required to deliver a notice of such sale to the trustee and us. The notice will among other things:

•	identify the sale as a transfer pursuant to the shelf registration statement;

•	certify that the prospectus delivery requirements, if any, of the Securities Act have been complied with; and

•
certify that the selling security holder and the aggregate principal amount of notes or number of shares of common stock, as the case may be, owned by such holder are identified in the related prospectus in accordance with the applicable rules and regulations under the Securities Act.

If we fail to comply with the provisions of the registration rights agreement, liquidated damages will become payable in respect of the registrable securities as follows:

(1)  if the shelf registration statement is not filed within 90 days after the date of original issuance of the notes, then commencing on the day after such date, liquidated damages shall accrue on the registrable securities at a rate of 0.25% per annum on the amount of registrable securities (as defined below) for the first 90 days immediately following, such liquidated damages increasing by an additional 0.25% per annum at the beginning of each subsequent 90-day period;

(2)  if the shelf registration statement is not declared effective by the SEC on or prior to the 180th day following the date of original issuance of the notes, then commencing on the day after such date, liquidated damages shall accrue on the registrable securities at a rate of 0.25% per annum on the amount of registrable securities for the first 90 days immediately following, such liquidated damages increasing by an additional 0.25% per annum at the beginning of each subsequent 90-day period; and

(3)  if the shelf registration statement has been declared effective and the shelf registration ceases to be effective at any time during the effectiveness period (other than for permitted suspension, as described above), then liquidated damages shall accrue on the registrable securities at a rate of 0.25% per annum on the amount of registrable securities for the first 90 days commencing on the day the shelf registration ceases to be effective, such liquidated damages increasing by an additional 0.25% per annum at the beginning of each such subsequent 90-day period;

provided, however, that liquidated damages on the registrable securities may not accrue under more than one of the foregoing clauses (1), (2) or (3) at any one time and at no time will the aggregate amount of liquidated damages accruing exceed in the aggregate 1.0% per annum of the amount of registrable securities; provided, further, however, that (1) upon the filing of the shelf registration statement as required hereunder (in the case of clause (1) above), (2) upon the effectiveness of the shelf registration as required hereunder (in the case of clause (2) above), or (3) upon the effectiveness of a shelf registration which had ceased to remain effective (in the case of (3) above), liquidated damages on the registrable securities as a result of such clause (or the relevant subclause thereof, as the case may be, shall cease to accrue. It is understood and agreed that, notwithstanding any provision to the contrary, (a) so long as any registrable security is then covered by an effective shelf registration statement, no liquidated damages shall accrue on such registrable security and (b) no holder shall be entitled to liquidated damages unless such holder has complied with its obligations to furnish the information required regarding such holder.

“Amount of registrable securities” means (a) with respect to the notes, the aggregate principal amount of all such notes outstanding, (b) with respect to the shares of common stock into which the notes are convertible, the aggregate number of such shares of common stock outstanding multiplied by the conversion price (as defined in the indenture relating to the notes) or, if no notes are then outstanding, the last conversion price that was in effect under such indenture when any such notes were last outstanding, and (c) with respect to combinations thereof, the sum of (a) and (b) for the relevant registrable securities.

We shall not be required to pay liquidated damages with respect to any period during which we are permitted to suspend the effectiveness of the registration statement.

Any amounts of liquidated damages due pursuant to clause (1), (2) or (3) above will be payable in cash on the same dates as the original interest payment dates of the notes.

We will pay all registration expenses of the shelf registration, provide each holder that is selling registrable securities pursuant to the shelf registration statement copies of the shelf registration and related prospectus, notify each such holder when the shelf registration statement has become effective, and take other actions as are required to permit, subject to the foregoing, unrestricted resales of the registrable securities.

DESCRIPTION OF CAPITAL STOCK

General Matters

As of the date of this offering, the total amount of our authorized capital stock consists of 75,000,000 shares of common stock and 5,000,000 shares of one or more series of preferred stock. As of May 31, 2002, there were:

•	48,002,453 shares of our common stock outstanding;

•	no shares of preferred stock outstanding;

•	options to purchase 3,937,273 shares of our common stock outstanding;

•	$100 million principal amount of 5.25% convertible subordinated notes due 2008 outstanding that are convertible into 3,333,333 shares of common stock; and

•	$100 million principal amount of the 6.25% convertible subordinated notes due 2007 being offered by this prospectus outstanding that are convertible into 9,057,971 shares of our common stock.

The following summary of provisions of our capital stock describes all material provisions of, but does not purport to be complete and is subject to, and qualified in its entirety by, our certificate of incorporation and our by-laws, which are incorporated by reference as exhibits to the registration statement of which this prospectus is a part, and by the provisions of applicable law.

The certificate of incorporation and by-laws contain provisions that are intended to enhance the likelihood of continuity and stability in the composition of the board of directors and which may have the effect of delaying, deferring or preventing a future takeover or change in control of our company unless such takeover or change in control is approved by our board of directors.

Common Stock

The issued and outstanding shares of common stock are, and the shares of common stock to be issued by us will be, validly issued, fully paid and nonassessable. Subject to the prior rights of the holders of any series of preferred stock, the holders of outstanding shares of common stock are entitled to receive dividends out of assets legally available therefor at such time and in such amounts as the board of directors may from time to time determine. Please see “Dividend Policy.” The shares of common stock are not convertible and the holders thereof have no preemptive or subscription rights to purchase any of our securities. Upon liquidation, dissolution or winding up of our company, the holders of common stock are entitled to receive pro rata our assets which are legally available for distribution, after payment of all debts and other liabilities and subject to the prior rights of any holders of any series of preferred stock then outstanding. Each outstanding share of common stock is entitled to one vote on all matters submitted to a vote of stockholders. There is no cumulative voting. Except as otherwise required by law or our certificate of incorporation, the holders of common stock vote together as a single class on all matters submitted to a vote of stockholders.

Our common stock is quoted on The Nasdaq National Market under the symbol “DDIC.”

Preferred Stock

Our board of directors may, without further action by our stockholders, from time to time, direct the issuance of shares of preferred stock in a series and may, at the time of issuance, determine the rights, preferences and limitations of each series. Satisfaction of any dividend preferences of outstanding shares of preferred stock would reduce the amount of funds available for the payment of dividends on shares of common stock. Holders of shares of preferred stock may be entitled to receive a preference payment in the event of any liquidation, dissolution or winding-up of our company before any payment is made to the holders of shares of common stock. The issuance of shares of preferred stock may render more difficult or tend to discourage a merger, tender offer or proxy contest, the assumption of control by a holder of a large block of our securities or the removal of incumbent management. Upon the affirmative vote of a majority of the total number of directors then in office, the board of directors, without stockholder approval, may issue shares of preferred stock with voting and conversion rights which could adversely affect the holders of shares of common stock.

There are no shares of preferred stock outstanding, and we have no current intention to issue any of our unissued, authorized shares of preferred stock. However, the issuance of any shares of preferred stock in the future could adversely affect the rights of the holders of common stock.

Registration Rights

In addition to the registration rights relating to the notes described above under the caption “Description of the Notes—Registration Rights,” some of our stockholders are entitled to rights with respect to the registration of some or all of their shares of common stock under the Securities Act described below as a result of the stockholders agreement dated March 31, 2000, as amended, between us and some of our stockholders.

Bain Capital Demand Registration Rights.    At any time prior to April 11, 2005, the holders of at least 25% of the aggregate number of shares of common stock held by Bain Funds and their affiliates can request that we register all or a portion of their shares. We will be required to file registration statements in response to their demand registration rights. We may postpone the filing of a registration statement for up to 60 days once in a 12-month period if we determine that the filing would be seriously detrimental to us and our stockholders.

Piggyback Registration Rights.    If we register any securities for public sale, some of our executive officers and other holders of shares of our common stock have the right to include their shares of common stock in the registration statement. This right was triggered in connection with our filing of the shelf registration statement of which this prospectus is a part. The holders of these piggyback registration rights have entered into lock-up agreements that preclude them from exercising their piggyback registration rights in connection with the shelf registration statement of which this prospectus is a part.

We will pay all expenses incurred in connection with the registrations described above, except for underwriters’ and brokers’ discounts and commissions, which will be paid by the selling stockholders.

Other Provisions of Our Certificate of Incorporation and Bylaws

Our certificate of incorporation provides for the board to be divided into three classes, as nearly equal in number as possible, serving staggered terms. Approximately one-third of the board will be elected each year. Under the Delaware General Corporation Law, directors serving on a classified board can only be removed for cause. The provision for a classified board could prevent a party who acquires control of a majority of the outstanding voting stock from obtaining control of the board until the second annual stockholders meeting following the date the acquiror obtains the controlling stock interest. The classified board provision could have the effect of discouraging a potential acquiror from making a tender offer or otherwise attempting to obtain control of us and could increase the likelihood that incumbent directors will retain their positions.

Our bylaws provide that stockholder action can be taken only at an annual or special meeting of stockholders and cannot be taken by written consent in lieu of a meeting. The certificate of incorporation and the by-laws provide that, except as otherwise required by law, special meetings of the stockholders can only be called pursuant to a resolution adopted by a majority of the board of directors or by our chief executive officer. Stockholders will not be permitted to call a special meeting or to require the board to call a special meeting.

The bylaws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to the board. Stockholders at an annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the board or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given to our secretary timely written notice, in proper form, of such stockholder’s intention to bring that business before the meeting. Although the bylaws do not give the board the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting, the by-laws may have the effect of precluding the conduct of business at a meeting if the proper procedures are not followed or may discourage or defer a potential acquiror from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of us.

The certificate of incorporation and bylaws provide that the affirmative vote of holders of at least 75% of the total votes eligible to be cast in the election of directors is required to amend, alter, change or repeal some of their provisions, unless such amendment or change has been approved by a majority of those directors who are not affiliated or associated with any person or entity holding 10% or more of the voting power of our outstanding capital stock other than those directors who are affiliated or associated with the Bain Capital funds. This requirement of a super-majority vote to approve amendments to the certificate of incorporation and by-laws could enable a minority of our stockholders to exercise veto power over any such amendments.

Provisions of Delaware Law Governing Business Combinations

We are subject to the “business combination” provisions of the Delaware General Corporation Law. In general such provisions prohibit a publicly held Delaware corporation from engaging in various “business combination” transactions with any “interested stockholder” for a period of three years after the date of the transaction in which the person became an “interested stockholder” unless:

•	the transaction is approved by the board of directors prior to the date the “interested stockholder” obtained such status;

•
upon consummation of the transaction which resulted in the stockholder becoming an “interested stockholder,” the “interested stockholder” owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by (a) persons who are directors and also officers and (b) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•
on or subsequent to such date the “business combination” is approved by the board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66 ?% of the outstanding voting stock which is not owned by the “interested stockholder.”

A “business combination” is defined to include mergers, asset sales and other transactions resulting in financial benefit to a stockholder. In general, an “interested stockholder” is a person who, together with affiliates or associates, owns 15% or more of a corporation’s voting stock or within three years did own 15% or more of a corporation’s voting stock. However, our certificate of incorporation provides that a stockholder affiliated or associated with the Bain Capital funds will not be considered an “interested stockholder,” notwithstanding that stockholder’s percentage ownership of our voting stock. The statute could prohibit or delay mergers or other takeover or change in control attempts with respect to us and, accordingly, may discourage attempts to acquire us.

Limitations on Liability and Indemnification of Officers and Directors

Our certificate of incorporation limits the liability of directors to the fullest extent permitted by the Delaware General Corporation Law. In addition, our certificate of incorporation provides that we will indemnify our directors and officers to the fullest extent permitted by such law.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Mellon Investor Services.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

This section summarizes some of the U.S. federal income tax considerations relating to the purchase, ownership, and disposition of the notes and of common stock into which the notes may be converted. This summary does not provide a complete analysis of all potential tax considerations. The information provided below is based on existing authorities. These authorities may change, or the Internal Revenue Service (the “IRS”) might interpret the existing authorities differently. In either case, the tax consequences of purchasing, owning or disposing of notes or common stock could differ from those described below. The summary generally applies only to “U.S. Holders” that purchase and hold the notes or common stock as “capital assets” (generally, for investment). For this purpose, U.S. Holders include citizens or residents of the United States and corporations organized under the laws of the United States or any state or the District of Columbia. Trusts are U.S. Holders if they are subject to the primary supervision of a U.S. court and the control of one of more U.S. persons with respect to substantial trust decisions. An estate is a U.S. holder if the income of the estate is subject to U.S. federal income taxation regardless of the source of the income. Special rules apply to nonresident alien individuals and foreign corporations, estates or trusts (“Non-U.S. Holders”). This summary describes some, but not all, of these special rules. The tax treatment of a holder of notes or common stock may vary depending on such holder’s particular situation. This summary does not address all of the tax consequences that may be relevant to you in light of your particular circumstances, such as the application of the alternative minimum tax or rules applicable to taxpayers in special circumstances. Special rules may apply, for instance, to banks and financial institutions, insurance companies, S-corporations, broker-dealers, tax-exempt organizations, persons who hold notes or common stock as part of a hedge, conversion or constructive sale transaction, straddle or other risk reduction transaction, to persons that have a “functional currency” other than the U.S. dollar, or to persons subject to taxation as expatriates. Furthermore, in general, this discussion does not address the tax consequences applicable to holders that are treated as partnerships or other pass through entities for U.S. federal income tax purposes. This summary is based on the U.S. federal income tax law in effect as of the date hereof, which is subject to change, possibly on a retroactive basis. Finally, the summary does not describe the effect of the federal estate tax laws on U.S. Holders or the effects of any other federal or any applicable foreign, state, or local laws.

PLEASE CONSULT YOUR OWN TAX ADVISOR REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO YOUR PARTICULAR SITUATION AND THE CONSEQUENCES OF FEDERAL ESTATE OR GIFT TAX LAWS, FOREIGN, STATE, OR LOCAL LAWS, AND TAX TREATIES.

U.S. Holders

Taxation of Interest

You will be required to recognize as ordinary income any interest paid or accrued on the notes, in accordance with your regular method of accounting for U.S. federal income tax purposes. In the event we pay additional amounts because we have not complied with our obligations under the registration rights agreement, we intend to take the position that such additional amounts will be taxable to a U.S. Holder as ordinary income in accordance with such U.S. Holder’s method of accounting for U.S. income tax purposes. The IRS, however, may take a different position, which could effect the timing of a U.S. Holder’s income.

Market Discount

A note will be treated as purchased at a market discount (a “market discount note”) if the note’s principal amount exceeds the U.S. Holder’s adjusted tax basis in the note by at least  1/4 of 1% of such note’s stated redemption price at maturity multiplied by the number of complete years from the date of such purchase to the note’s maturity. If such excess is not sufficient to cause the note to be a market discount note, then such excess constitutes “de minimus market discount” and the note is not subject to the rules discussed in the following paragraph.

Any gain recognized on the maturity or disposition of a market discount note will be treated as ordinary income to the extent that such gain does not exceed the accrued market discount on such note. Alternatively, a U.S. Holder of a market discount note may elect to include market discount in income currently over the life of the note. Such an election applies to all debt instruments with market discount acquired by the electing U.S. Holder on or after the first day of the first taxable year to which the election applies, and may not be revoked without the consent of the IRS. Market discount on a market discount note will accrue on a straight-line basis unless the U.S. Holder elects to accrue such market discount on a constant-yield method. Such an election shall apply only to the note with respect to which it is made and may not be revoked. A U.S. Holder of a market discount note that does not elect to include market discount in income currently generally will be required to defer deductions for interest on borrowings allocable to such note, in an amount not exceeding the accrued market discount on such note, until the maturity or disposition of the note. If a U.S. Holder acquires a note with market discount and receives common stock upon conversion of the note, the amount of accrued market discount not previously included in income with respect to the converted note through the date of conversion will be treated as ordinary income upon the disposition of the common stock.

Notes Purchased at a Premium

A U.S. Holder that purchases a note for an amount in excess of its principal amount, disregarding any amount paid for the note that is attributable to its conversion feature, may elect to treat such excess as “amortizable bond premium,” in which case the amount required to be included in the U.S. Holder’s income each year with respect to interest on the note will be reduced by the amount of amortizable bond premium allocable (based on the note’s yield to maturity) to such year. The amount attributable to the conversion feature is generally equal to the value of the conversion option. Any election to amortize bond premium shall apply to all bonds (other than bonds the interest on which is excludible from gross income) held by the U.S. Holder at the beginning of the first taxable year to which the election applies or thereafter acquired by the U.S. Holder and is irrevocable without the consent of the IRS.

Sale, Exchange or Redemption of the Notes

You will generally recognize capital gain or loss if you dispose of a note in a sale, redemption or exchange other than a conversion of the note into common stock. Your gain or loss will equal the difference between the proceeds received by you and your adjusted tax basis in the note. The proceeds received by you will include the amount of any cash and the fair market value of any other property received for the note. Your tax basis in the note will generally equal the amount you paid for the note. The portion of any proceeds that is attributable to accrued interest will not be taken into account in computing your capital gain or loss. Instead, that portion will be recognized as ordinary interest income to the extent that you have not previously included the accrued interest in income. The gain or loss recognized by you on a disposition of the note will be long-term capital gain or loss if you held the note for more than one year. Long-term capital gains of individual taxpayers are generally taxed at a maximum rate of 20 percent. The deductibility of capital losses is subject to limitation.

Conversion of the Notes

You generally will not recognize any income, gain or loss on converting a note into common stock. If you receive cash in lieu of a fractional share of stock, however, you would be treated as if you received the fractional share and then had the fractional share redeemed for the cash. You would recognize gain or loss equal to the difference between the cash received and that portion of your basis in the stock attributable to the fractional share. Your aggregate basis in the common stock will equal your adjusted basis in the note (less the basis allocable to the fractional share). Your holding period for the stock will include the period during which you held the note.

Dividends on Common Stock

If, after you convert a note into common stock, we make a distribution in respect of that stock, the distribution will be treated as a dividend, taxable to you as ordinary income, to the extent it is paid from our current or accumulated earnings and profits. If the distribution exceeds our current and accumulated profits, the excess will be treated first as a tax-free return of your investment, up to your basis in the common stock. Any remaining excess will be treated as capital gain. If you are a U.S. corporation, you may be able to claim a deduction equal to a portion of any dividends received.

Adjustment of Conversion Rate

The terms of the notes allow for changes in the conversion price of the notes in certain circumstances. A change in conversion price that allows noteholders to receive more shares of common stock on conversion may increase the noteholders’ proportionate interests in our earnings and profits or assets. In that case, the noteholders would be treated as though they received a dividend in the form of our stock. Such a constructive stock dividend could be taxable to the noteholders, although they would not actually receive any cash or other property. A taxable constructive stock dividend would result, for example, if the conversion price is adjusted to compensate noteholders for distributions of cash or property to our stockholders. Not all changes in conversion price that allow noteholders to receive more stock on conversion, however, increase the noteholders’ proportionate interests in the company. For instance, a change in conversion price could simply prevent the dilution of the noteholders’ interests upon a stock split or other change in capital structure. Changes of this type, if made by a bona fide, reasonable adjustment formula, are not treated as constructive stock dividends. Conversely, if an event occurs that dilutes the noteholders’ interests and the conversion price is not adjusted, the resulting increase in the proportionate interests of our stockholders could be treated as a taxable stock dividend to them. Any taxable constructive stock dividends resulting from a change to, or failure to change, the conversion price would be treated like dividends paid in cash or other property. They would result in ordinary income to the recipient, to the extent of our current or accumulated earnings and profits, with any excess treated as a tax-free return of capital up to the recipient’s tax basis and then as capital gain.

Sale of Common Stock

You should generally recognize capital gain or loss on a sale or exchange of common stock. Your gain or loss should equal the difference between the proceeds received by you and your adjusted tax basis in the stock. The proceeds received by you should include the amount of any cash and the fair market value of any other property received for the stock. The gain or loss recognized by you on a sale or exchange of stock should be long-term capital gain or loss if you held the stock for more than one year. In the case of individuals, long-term capital gains are generally taxed at a maximum rate of 20 percent, while the deductibility of capital losses is subject to limitation.

Special Tax Rules Applicable to Non-U.S. Holders

The following rules apply to you if you are a Non-U.S. Holder.

Taxation of Interest

Payments of interest to nonresident persons or entities are generally subject to U.S. federal income tax at a rate of 30 percent, collected by means of withholding by the payor. The withholding tax might not apply, however, or might apply at a reduced rate, under the terms of a tax treaty between the United States and your country of residence. In order to claim the benefits of a tax treaty, you must demonstrate your entitlement by certifying your nonresident status and eligibility for treaty benefits. Payments of interest on the notes to most Non-U.S. Holders, however, will qualify as “portfolio interest,” and thus will be exempt from the withholding tax, if the holders certify their nonresident status as described below. The portfolio interest exception will not apply to payments of interest to you if you own, directly or indirectly, 10 percent or more of the total combined voting power of all classes of our stock entitled to vote.

If you are a bank investing in the notes as an extension of credit made pursuant to a loan agreement entered into in the ordinary course of your trade or business, please consult your own tax advisor regarding your investment in the notes.

The portfolio interest exception and several of the special rules for Non-U.S. Holders described below apply only if you certify your nonresident status. You can meet this certification requirement by providing a Form W-8BEN or appropriate substitute form to us, or our paying agent. If you hold the note through a financial institution or other agent acting on your behalf, you will be required to provide appropriate documentation to the agent. Your agent will then be required to provide certification to us or our paying agent, either directly or through other intermediaries. For payments made to a foreign partnership, the certification requirements will generally apply to the partners rather than the partnership.

Sale, Exchange or Redemption of Notes

You generally will not be subject to U.S. federal income tax on any gain realized on the sale, exchange, or other disposition of notes. This general rule, however, is subject to several exceptions. For example, the gain would be subject to U.S. federal income tax if

•	the gain is effectively connected with the conduct by you of a U.S. trade or business,

•	you are a former citizen or long-term resident of the United States subject to special rules that apply to expatriates, or

•	you are an individual present in the United States for 183 days or more in the year of such sale, exchange or disposition and certain other requirements are met.

Conversion of the Notes

You generally will not recognize any income, gain or loss on converting a note into common stock. Any gain recognized as a result of your receipt of cash in lieu of a fractional share of stock would also generally not be subject to U.S. federal income tax. See “Special Tax Rules Applicable to Non-U.S. Holders—Sale of Common Stock” below.

Dividends

Dividends paid to you on common stock received on conversion of a note will generally be subject to U.S. withholding tax at a 30 percent rate. The withholding tax might not apply, however, or might apply at a reduced rate, under the terms of a tax treaty between the United States and your country of residence. In order to claim the benefits of a tax treaty, you must demonstrate your entitlement by certifying your nonresident status and eligibility for treaty benefits. Some of the common means of meeting this requirement are described above under “Special Tax Rules Applicable to Non-U.S. Holders—Taxation of Interest.”

Sale of Common Stock

You will generally not be subject to U.S. federal income tax on any gain realized on the sale, exchange, or other disposition of common stock. This general rule, however, is subject to exceptions, some of which are described above under “Special Tax Rules Applicable to Non-U.S. Holders—Sale, Exchange or Redemption of Notes.”

Income or Gains Effectively Connected With a U.S. Trade or Business

The preceding discussion of the tax consequences of the purchase, ownership or disposition of notes or common stock by a Non-U.S. Holder assumes that the holder is not engaged in a U.S. trade or business. If any interest on the notes, dividends on common stock, or gain from the sale, exchange or other disposition of the notes or stock is effectively connected with a U.S. trade or business conducted by you, then the income or gain will be subject to U.S. federal income tax at the regular graduated rates. If you are eligible for the benefits of a tax treaty between the United States and your country of residence, any “effectively connected” income or gain will be subject to U.S. federal income tax only if it is also attributable to a permanent establishment maintained by you in the United States. Payments of dividends that are effectively connected with a U.S. trade or business, and therefore included in your gross income, will not be subject to the 30 percent withholding tax. To claim this exemption from withholding, you must certify your qualification, which can be done by filing a Form W-8ECI. If you are a foreign corporation, your income effectively connected with a U.S. trade or business would generally be subject to an additional “branch profits tax.” The branch profits tax rate is generally 30 percent, although an applicable tax treaty might provide for a lower rate.

United States Real Property Holding Corporation Status

The Foreign Investment in Real Property Tax Act (“FIRPTA”) rules may apply to a sale, exchange or other disposition of notes or common stock if we are, or were within five years before the transaction, a “United States real property holding corporation” (“USRPHC”). In general, we would be a USRPHC if interests in U.S. real estate comprised most of our assets. We do not believe that we are a USRPHC or that we will become one in the future. The FIRPTA rules would apply to a disposition by you only if we otherwise were a USRPHC and (a) in the case of common stock, you owned, directly or indirectly, more than 5 percent of our common stock within five years before the disposition of the common stock and (b) in the case of the notes, you owned, directly or indirectly, notes which, as of any date on which such notes were acquired by you, had a fair market value greater than the fair market value on that date of 5 percent of our common stock (or, possibly, of the regularly traded class of stock with the lowest fair market value). If all of these conditions were met, and the FIRPTA rules applied to the sale, exchange, or other disposition of notes or common stock by you, then any gain recognized by you would be treated as effectively connected with a U.S. trade or business, and would thus be subject to U.S. federal income tax.

U.S. Federal Estate Tax

The estates of nonresident alien individuals are subject to U.S. federal estate tax on property with a U.S. situs. The notes will not be U.S. situs property as long as interest on the notes would have qualified as portfolio interest (as described above under “Special Tax Rules Applicable to Non-U.S. Holders—Taxation of Interest”) were it received by the decedent at the time of death. Because we are a U.S. corporation, our common stock will be U.S. situs property, and therefore will be included in the taxable estate of a nonresident alien decedent. The U.S. federal estate tax liability of the estate of a nonresident alien may be affected by a tax treaty between the United States and the decedent’s country of residence.

Backup Withholding and Information Reporting

The Internal Revenue Code and the Treasury regulations require those who make specified payments to report the payments to the IRS. Among the specified payments are interest, dividends, and proceeds paid by brokers to their customers. The required information returns enable the IRS to determine whether the recipient properly included the payments in income. This reporting regime is reinforced by “backup withholding” rules. These rules require the payors to withhold tax from payments subject to information reporting if the recipient fails to cooperate with the reporting regime, fails to provide a correct taxpayer identification number to the payor or if the IRS or a broker informs the payor that withholding is required. The information reporting and backup withholding rules do not apply to payments to corporations, whether domestic or foreign.

If you are an individual U.S. holder of notes or common stock, payments of interest or dividends to you will generally be subject to information reporting, and will be subject to backup withholding unless you provide us with a correct taxpayer identification number and neither the IRS nor a broker informs us that withholding is required.

The information reporting and backup withholding rules do not apply to payments that are subject to the 30 percent withholding tax on dividends or interest paid to nonresidents, or to payments that are exempt from that tax by application of a tax treaty or special exception. Therefore, payments of dividends on common stock, or interest on notes, will generally not be subject to information reporting or backup withholding. To avoid backup withholding on dividends, you will have to certify your nonresident status. Some of the common means of doing so are described under “Special Rules Applicable to Non-U.S. Holders—Taxation of Interest.”

If you are a U.S. Holder, payments made to you by a broker upon a sale of notes or common stock will generally be subject to information reporting and backup withholding. If you are a Non-U.S. Holder, payments made to you by a broker upon a sale of notes or common stock will not be subject to information reporting or backup withholding as long as you certify your foreign status.

Any amounts withheld from a payment to a holder of notes or common stock under the backup withholding rules can be credited against any U.S. federal income tax liability of the holder.

THE PRECEDING DISCUSSION OF CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY. IT IS NOT TAX ADVICE. YOU SHOULD CONSULT YOUR OWN TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, STATE, LOCAL, AND FOREIGN TAX CONSEQUENCES OF PURCHASING, HOLDING, AND DISPOSING OF OUR NOTES OR COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

LEGAL MATTERS

The validity of the securities offered under this registration statement will be passed upon for us by Paul, Hastings, Janofsky & Walker LLP, Costa Mesa, California.

EXPERTS

The consolidated financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2001 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.